Exhibit 99.1

Q2 2022

SECOND QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

VERMILION
ENERGY

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; sustainability (Environment, Social, and Governance or ESG) data and performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty and current evolutions with relation to sustainability/ESG reporting methodologies; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Vermilion Energy Inc. ■ Page 1 ■ 2022 Second Quarter Report

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Value Reporting Foundation (Sustainability Accounting Standards Board). Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion’s. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 2 ■ 2022 Second Quarter Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 3 ■ 2022 Second Quarter Report

Highlights

•	Q2 2022 fund flows from operations (“FFO”)(1) was $453 million ($2.75/basic share)(2) and free cash flow (“FCF”)(3) was $340 million ($2.07/basic share)(4), an increase of 16% and 12%, respectively from the prior quarter. The increases were primarily due to higher commodity prices. Cash flow from operating activities was $530 million in Q2 2022, including the impact from asset retirement obligations settled and changes in non-cash operating working capital.

•	Pro forma Q2 2022 FFO and FCF incorporating the incremental 36.5% ownership in Corrib was $536 million ($3.26/basic share) and $422 million ($2.56/basic share), respectively. As a reminder, all FCF from the Corrib acquisition accrues to Vermilion as at January 1, 2022 and will be netted off the approximate $600 million purchase price at the time of closing which we expect to occur in Q4 2022.

•	With clear line of sight to achieving our next mid-cycle(5) debt target, we are pleased to outline our formal return of capital framework. We intend to return an increasing amount of capital to shareholders as debt levels decrease using a debt grid to guide near-term Return of Capital allocation decisions.

•	In conjunction with our Q2 2022 release, we announced a 33% increase to our Q3 2022 quarterly cash dividend to $0.08 CDN per share which equates to an annual dividend of $0.32 CDN per share, or approximately $53 million. Dividends will remain a key component of our return of capital framework as we seek to provide shareholders with a resilient and increasing base dividend; however, we will limit the annual cash dividend to approximately 10% of our mid-cycle FFO.

•	Based on our Return of Capital Allocation Grid, recent commodity strip(6) and internal estimates, we anticipate returning up to 25% of FCF in 2H 2022 and up to 50% - 75% of FCF in 2023. We will consider various options to return capital; including share buybacks, regular and special dividends and a potential substantial issuer bid. Based on our review of a number of valuation data points, we expect the majority of the incremental capital return to be in the form of share buybacks initially.

•	In early July 2022, we announced the approval of a normal course issuer bid ("NCIB") for the purchase of up to 16,076,666 common shares, representing approximately 10% of Vermilion’s public float as at June 22, 2022. To date, we have repurchased 1.25 million common shares for $35 million.

•	Net earnings were $363 million in Q2 2022, an increase of 28% from the prior quarter due to higher commodity prices and net hedging gains.

•	Cash flow used in investing activities totaled $613 million in the second quarter including exploration and development (“E&D”) capital expenditures(7) of $113 million and acquisition capital of $522 million.

•	The Leucrotta acquisition closed on May 31, 2022 and the assets have been successfully integrated into Vermilion. We are now focused on completing the 6-well Montney pad that was drilled in Q2 2022. The Mica asset significantly increases the depth and quality of our North American inventory and is expected to add multiple decades of development that will enhance FCF to the business.

•	Long-term debt in Q2 2022 was $1.5 billion and net debt(8) was $1.6 billion, resulting in our net debt to trailing FFO ratio decreasing to 1.1 times(9) compared to 1.2 times in the prior quarter.

•	Production in Q2 2022 averaged 84,868 boe/d(10) a decrease of 2% from the previous quarter, primarily due to planned and unplanned downtime.

•	Production from our North American operations averaged 58,027 boe/d(10) in Q2 2022, an increase of 3% from the prior quarter primarily due to the Leucrotta acquisition, which closed on May 31, 2022.

•	Production from our International operations averaged 26,840 boe/d(10) in Q2 2022, a decrease of 9% from the prior quarter primarily due to natural decline, offshore drilling delays and unplanned downtime in Australia.

•	As a result of forest fire related downtime in France, offshore drilling delays in Australia, combined with inflationary pressure, we are increasing our 2022 capital budget by $50 million to $550 million. Annual production guidance, excluding the Corrib acquisition volumes, remains unchanged at 86,000 to 88,000 boe/d. Our exit rate forecast of 95,000 to 100,000 boe/d, including the Corrib acquisitions volumes, also remains unchanged.

•	We released the annual update to our online sustainability report in July 2022. Notable highlights include the decrease in our Scope 1 emission intensity to .018 tCO2e per throughput operated boe, in line with our target to reduce our 2019 baseline of .019 tCO2e per throughput operated boe by 15% to 20% by 2025, and coverage of our Corrib Biodiversity Action Plan achievements.
Vermilion Energy Inc. ■ Page 4 ■ 2022 Second Quarter Report

(1)	Fund flows from operations (FFO) is a total of segment measures comparable to cash flows from operating activities that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss (gain) on derivatives, plus realized gain (loss) on foreign exchange and realized other income. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(2)	Fund flows from operations per basic share is a supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FFO (total of segments measure) and basic shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measure can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(3)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and evaluation and exploration expenditures. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(5)	Mid-cycle cycle commodity prices: WTI US$55.00/bbl; AECO $3.43/mmbtu ($3.25/GJ); TTF $12.50/mmbtu.

(6)	2022 full year average reference prices as at July 18 2022: Brent US$104.59/bbl; WTI US$97.74/bbl; LSB = WTI less US$3.69/bbl; TTF $51.72/mmbtu; NBP $39.28/mmbtu; AECO $5.88/mmbtu; CAD/USD 1.28; CAD/EUR 1.36 and CAD/AUD 0.90. 2023 full year average reference prices as at July 18, 2022: Brent US$88.40/bbl; WTI US$82.98/bbl; LSB = WTI less US$5.07/bbl; TTF $51.32/mmbtu; NBP $47.32/mmbtu; AECO $5.44/mmbtu; CAD/USD 1.30; CAD/EUR 1.35 and CAD/AUD 0.88.

(7)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(8)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (see below). More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(9)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(10)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Vermilion Energy Inc. ■ Page 5 ■ 2022 Second Quarter Report

($M except as indicated)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Financial
Petroleum and natural gas sales	858,844	810,179	407,179	1,669,023	775,316
Cash flows from operating activities	530,364	341,053	253,406	871,417	372,553
Fund flows from operations	452,901	389,868	172,942	842,769	334,993
Fund flows from operations ($/basic share) (1)	2.75	2.40	1.07	5.16	2.09
Fund flows from operations ($/diluted share) (1)	2.68	2.32	1.05	5.00	2.06
Net earnings	362,621	283,954	451,274	646,575	951,238
Net (loss) earnings ($/basic share)	2.20	1.75	2.79	3.96	5.94
Cash flows used in investing activities	612,634	110,330	97,238	722,964	171,897
Capital expenditures (2)	113,153	85,344	79,176	198,497	162,539
Acquisitions	522,223	6,712	12,519	528,935	12,912
Asset retirement obligations settled	4,300	6,320	3,321	10,620	10,344
Cash dividends ($/share)	0.06	0.06	-	0.12	-
Dividends declared	9,913	9,767	-	19,680	-
% of fund flows from operations (3)	2%	3%	- %	2%	- %
Payout (4)	127,366	101,431	82,497	228,797	172,883
% of fund flows from operations	28%	26%	48%	27%	52%
Free Cash Flow	339,748	304,524	93,766	644,272	172,454
Long-term debt	1,527,217	1,380,568	1,769,866	1,527,217	1,769,866
Net debt (7)	1,588,668	1,365,014	1,854,195	1,588,668	1,854,195
Net debt to four quarter trailing fund flows from operations	1.1	1.2	3.2	1.1	3.2
Operational
Production (8)
Crude oil and condensate (bbls/d)	36,783	37,090	38,354	36,936	38,777
NGLs (bbls/d)	8,113	8,342	8,695	8,227	8,386
Natural gas (mmcf/d)	239.83	244.69	235.72	242.25	234.86
Total (boe/d)	84,868	86,213	86,335	85,537	86,306
Average realized prices
Crude oil and condensate ($/bbl)	138.55	120.23	79.06	129.48	75.21
NGLs ($/bbl)	51.86	46.94	25.43	49.38	27.32
Natural gas ($/mcf)	16.50	17.41	5.24	16.96	5.37
Production mix (% of production)
% priced with reference to WTI	39%	37%	38%	38%	38%
% priced with reference to Dated Brent	16%	17%	17%	16%	17%
% priced with reference to AECO	29%	29%	30%	29%	29%
% priced with reference to TTF and NBP	16%	17%	15%	17%	16%
Netbacks ($/boe)
Operating netback (5)	72.57	59.72	25.90	66.15	25.74
Fund flows from operations ($/boe) (6)	58.82	50.79	22.04	54.81	21.85
Operating expenses	14.89	14.61	12.72	14.75	12.79
General and administration expenses	2.04	1.85	1.46	1.95	1.51
Average reference prices
WTI (US $/bbl)	108.41	94.29	66.07	101.35	61.96
Dated Brent (US $/bbl)	113.78	101.40	68.83	107.59	64.86
AECO ($/mcf)	7.24	4.74	3.09	5.99	3.12
TTF ($/mcf)	38.08	39.79	10.76	38.93	9.54
Share information ('000s)
Shares outstanding - basic	165,222	162,784	161,893	165,222	161,893
Shares outstanding - diluted (1)	170,969	169,797	168,903	170,969	168,903
Weighted average shares outstanding - basic	164,518	162,374	161,546	163,452	160,226
Weighted average shares outstanding - diluted (1)	169,169	168,340	165,034	168,517	162,553
(1)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (total of segments measure) and basic/diluted shares outstanding. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.
Vermilion Energy Inc. ■ Page 6 ■ 2022 Second Quarter Report

(2)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(3)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio respectively that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(6)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt is defined as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities).

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Vermilion Energy Inc. ■ Page 7 ■ 2022 Second Quarter Report

Message to Shareholders

Global commodity prices continued to strengthen through the second quarter, driving another quarter of record fund flows from operations (“FFO”) and free cash flow (“FCF”) for Vermilion. FFO was $453 million (cash flows from operating activities of $530 million), representing a 16% increase over the prior quarter. Exploration and development ("E&D") capital expenditures were $113 million in Q2 2022, resulting in quarterly FCF of $340 million. Free cash flow in Q2 2022 was used to partially fund the Leucrotta acquisition which closed on May 31, 2022. The remainder of the Leucrotta purchase price was funded with debt which resulted in a slight increase in Q2 2022 net debt to $1.6 billion; however, with the increase in FFO our net debt to trailing FFO ratio decreased to 1.1x.

We have successfully integrated the Leucrotta assets and assembled a Mica asset team which is now focused on completing the 6-well Montney pad that was drilled in Q2 2022. We are excited to have these assets in our portfolio and look forward to scaling up development in the years ahead. The Mica asset significantly increases the depth and quality of our North American inventory and is expected to add multiple decades of development and enhance FCF to the business.

Closing of the Corrib acquisition continues to progress as we move closer to obtaining all remaining partner and government approvals. We expect the transaction to close in the fourth quarter with an estimated closing cash payment in the range of $100 to $150 million after adjusting for the FCF accrued throughout the year. Pro forma Q2 2022 FFO and FCF incorporating the incremental 36.5% ownership in Corrib was $536 million and $422 million, respectively.

We remain on track to achieve our next debt target of $1.2 billion by the end of 2022, and with this clear line of sight we are pleased to outline our formal return of capital framework which will see an increasing proportion of FCF returned to shareholders as debt levels decrease. Over the past two years we have been focused on balancing debt reduction and portfolio enhancement, all with the goal of maximizing value and the return of capital to our shareholders over the long term. Vermilion is in a very strong position from both an asset base and financial perspective. We announced two strategic acquisitions over the past year, funded with free cash flow, and will have reduced debt by approximately $1 billion, relative to Q2 2020 debt levels, by the end of this year(1). While we will continue to keep a close eye on debt and reduce it even further to ensure we maintain a strong balance sheet through all commodity cycles, we are now in a position to increase our return of capital to shareholders. We are confident that our globally diversified asset base combined with our disciplined approach to capital allocation will generate value for our shareholders over the long-term. Further details on our return of capital framework is outlined below.

Return of Capital

Vermilion declared a quarterly cash dividend of $0.06 CDN per share in Q2 2022 which was paid on July 15, 2022. With two strong quarters now behind us and a clear line of sight to achieving our next mid-cycle(2) debt target of $1.2 billion, we are now in a position to return a greater proportion of free cash flow to our shareholders. Vermilion has a long history of returning capital to its shareholders primarily through dividends. Dividends will remain a key component of our return of capital framework as we seek to provide shareholders with a resilient and increasing base dividend; however, we will limit the annual cash dividend outlay to approximately 10% of our mid-cycle FFO. In conjunction with our Q2 2022 release, we announced a 33% increase to our Q3 2022 quarterly cash dividend to $0.08 CDN per share which equates to an annual dividend of $0.32 CDN per share or approximately $53 million based on the current number of shares outstanding. At this dividend per share level, we have significant capacity to increase the base dividend and plan to provide ratable increases over time.

In addition to strengthening our balance sheet, Vermilion has made other structural improvements to its business by increasing our International production weighting through European natural gas exposure while also enhancing our North American inventory with a high quality long-life Montney asset. These structural improvements, combined with the strong fundamental outlook for global commodities will further underpin our ability to return capital to shareholders. The amount of FCF available for return of capital will increase as debt levels decrease based on the illustrative grid outlined below. This grid is not intended to be prescriptive quarter-to-quarter but will be used as a tool to guide near-term Return of Capital allocation decisions while taking into account other capital requirements such as further debt reduction, asset retirement obligations and acquisitions.

Return of Capital Allocation Grid
Mid-Cycle D/FFO	Ratio	>1.5x	1.0x - 1.5x	0.5x - 1.0x	<0.5x
Net Debt	$MM	>1,500	1,000 - 1,500	500 - 1,000	<500
FCF Distribution	%	up to 25%	up to 50%	up to 75%	up to 90%

Based on our Return of Capital Allocation Grid, recent commodity strip(3) and internal estimates, we anticipate returning up to 25% of FCF in 2H 2022 and up to 50% - 75% of FCF in 2023 while reducing debt to a target of $850 million by the end of 2023, which implies an undrawn $1.6 billion credit facility. We will consider various options to return capital; including share buybacks, regular and special dividends and a potential substantial issuer bid. Based on a number of datapoints reviewed, we expect the majority of the incremental capital return to be in the form of share buybacks initially. In early July 2022, we announced the approval of a normal course issuer bid ("NCIB") for the purchase of up to 16,076,666 common shares, representing approximately 10% of Vermilion’s public float as at June 22, 2022. To date, we have repurchased 1.25 million common shares for $35 million. We look forward to providing continued updates on our return of capital initiatives through the second half of this year and throughout 2023 as we carefully weigh capital allocation decisions against various uses of excess free cash flow with a view of acting in the long-term interests of shareholders.

Vermilion Energy Inc. ■ Page 8 ■ 2022 Second Quarter Report

Q2 2022 Operations Review

North America

Production from our North American operations averaged 58,027 boe/d(4) in Q2 2022, an increase of 3% from the prior quarter primarily due to the Leucrotta acquisition which closed on May 31, 2022. Drilling and completion activity in west-central Alberta and south-east Saskatchewan was limited during the second quarter due to spring breakup. During the second quarter, we completed one (1.0 net) well and brought on production one (0.6 net) condensate-rich Mannville natural gas well in west-central Alberta, and we drilled one (1.0 net) well and completed two (2.0 net) wells in south-east Saskatchewan. Following the announcement of the Leucrotta acquisition in late March 2022, we assembled our Mica asset team and focused on integrating the assets and working closely with the Leucrotta team in drilling the first six (6.0 net) well Montney pad. Drilling was successfully completed during the second quarter and the team is now focused on completion activities. While we remain optimistic that an agreement on natural resource activity reviews will be reached between the BC Government and the Blueberry River First Nations in due course, our team has a plan to continue drilling on the Alberta side of the Mica property in 2023 should we see further delays in permit approvals.

In the United States, we drilled four (3.8 net) wells of our planned six (5.8 net) operated Turner wells and completed two (2.0 net) wells during the second quarter. Three (2.8 net) wells are two-mile lateral wells which are significantly more economic than one-mile laterals. One (1.0 net) well was brought on production during the second quarter while the remaining wells will be completed and brought on production during the third quarter. In addition, one (0.4 net) two-mile non-operated Turner well is planned for drilling in Q4 2022.

International

Production from our International operations averaged 26,840 boe/d(4) in Q2 2022, a decrease of 9% from the prior quarter primarily due to natural decline and offshore drilling delays in Australia. In Australia, the drilling of our two-well program was delayed by approximately one month due to unexpected maintenance and repairs on the third-party contracted rig. Drilling commenced late in the second quarter and is expected to finish in early September with production to start shortly thereafter. In Europe, much of our activity during the second quarter was focused on preparing for our 2H 2022 drilling campaign which will include two (1.1 net) wells in Netherlands, three (3.0 net) wells in Hungary and two (2.0 net wells) in Croatia.

Outlook and Guidance Update

Our Q3 2022 capital program is well underway as we finish up the drilling program in Australia, complete and tie in the remaining Turner wells in the US, execute our south-east Saskatchewan drilling program and complete the 6-well Montney pad at Mica. In Europe, we are making final preparations for an active drilling campaign to commence in the third quarter and continue through the fourth quarter. Early in the third quarter, a forest fire near our Cazaux field in southern France resulted in approximately 1,500 bbl/d of production being temporarily shut-in which will impact Q3 production in France.

Our Q3 2022 production will include a full quarter contribution from the Leucrotta acquisition and new production from the US and south-east Saskatchewan drilling programs; however, these volumes will be partially offset by the Australia drilling delay and fire related downtime in France. Taking all this into account, we expect Q3 2022 production to be in-line with Q2 2022.

As a result of forest fire related downtime in France, offshore drilling delays in Australia, combined with inflationary pressure, we are increasing our 2022 capital budget by $50 million to $550 million. We are maintaining our annual production guidance of 86,000 to 88,000 boe/d, excluding the Corrib acquisition volumes. We plan to update our production guidance once we have greater certainty on timing of the Corrib close. Our exit rate forecast of 95,000 to 100,000 boe/d, including Corrib acquisition volumes, remains unchanged.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of August 9, 2022, we have 36% of our expected net-of-royalty production hedged for the remainder of 2022. With respect to individual commodity products, we have hedged 64% of our European natural gas production, 20% of our oil production, and 41% of our North American natural gas volumes for the remainder of 2022, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

Vermilion Energy Inc. ■ Page 9 ■ 2022 Second Quarter Report

Board of Directors

Vermilion recently announced the appointment of Mr. Myron Stadnyk to our Board of Directors. Mr. Stadnyk brings over 35 years of business and industry knowledge, with extensive experience in senior leadership, cost management, operational effectiveness, governance, health, safety, and environment. He most recently served as the President and Chief Executive Officer of ARC Resources Ltd. where he led ARC’s transformation from a royalty trust to a top-tier Montney producer demonstrating outstanding strategic leadership. Prior to ARC, Mr. Stadnyk worked at a major oil and gas company in both domestic and international operations. He currently serves as a member of the Board of Directors for Crescent Point Energy Corp., Prairie Sky Royalty Ltd. and the University of Saskatchewan Engineering Trust.

Mr. Stadnyk holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business

School Advanced Management Program. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and served as a

Governor for the Canadian Association of Petroleum Producers for over 10 years.

(Signed “Lorenzo Donadeo”)	(Signed “Dion Hatcher”)

Lorenzo Donadeo	Dion Hatcher
Executive Chairman	President
August 11, 2022	August 11, 2022

(1)	Based on actuals, internal company estimates and 2022 forward strip pricing as at July 18, 2022.
(2)	Mid-cycle cycle commodity prices: WTI US$55.00/bbl; AECO $3.43/mmbtu ($3.25/GJ); TTF $12.50/mmbtu.
(3)	2022 full year average reference prices as at July 18 2022: Brent US$104.59/bbl; WTI US$97.74/bbl; LSB = WTI less US$3.69/bbl; TTF $51.72/mmbtu; NBP $39.28/mmbtu; AECO $5.88/mmbtu; CAD/USD 1.28; CAD/EUR 1.36 and CAD/AUD 0.90. 2023 full year average reference prices as at July 18, 2022: Brent US$88.40/bbl; WTI US$82.98/bbl; LSB = WTI less US$5.07/bbl; TTF $51.32/mmbtu; NBP $47.32/mmbtu; AECO $5.44/mmbtu; CAD/USD 1.30; CAD/EUR 1.35 and CAD/AUD 0.88.
(4)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Vermilion Energy Inc. ■ Page 10 ■ 2022 Second Quarter Report

Non-GAAP and Other Specified Financial Measures

This earnings release and other materials release by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Fund flows from operations (FFO): A total of segments measure most directly comparable to net earnings. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	858,844	111.55	407,179	51.93	1,669,023	108.54	775,316	50.60
Royalties	(83,553)	(10.85)	(41,456)	(5.29)	(154,860)	(10.07)	(77,902)	(5.08)
Transportation	(20,153)	(2.62)	(21,834)	(2.78)	(37,422)	(2.43)	(38,855)	(2.54)
Operating	(114,617)	(14.89)	(99,737)	(12.72)	(226,800)	(14.75)	(195,978)	(12.79)
General and administration	(15,691)	(2.04)	(11,432)	(1.46)	(29,911)	(1.95)	(23,162)	(1.51)
Corporate income tax (expense) recovery	(69,501)	(9.03)	(691)	(0.09)	(115,173)	(7.49)	654	0.04
PRRT	(2,019)	(0.26)	(1,459)	(0.19)	(8,728)	(0.57)	(2,873)	(0.19)
Interest expense	(21,074)	(2.74)	(18,862)	(2.41)	(35,897)	(2.33)	(38,097)	(2.49)
Realized loss on derivatives	(79,778)	(10.36)	(39,574)	(5.05)	(224,001)	(14.57)	(65,207)	(4.26)
Realized foreign exchange (loss) gain	(2,297)	(0.30)	(1,958)	(0.25)	(1,547)	(0.10)	(7,139)	(0.47)
Realized other income	2,740	0.36	2,766	0.35	8,085	0.53	8,236	0.55
Fund flows from operations	452,901	58.82	172,942	22.04	842,769	54.81	334,993	21.86
Equity based compensation	(7,499)		(10,536)		(32,868)		(27,076)
Unrealized gain (loss) on derivative instruments (1)	168,058		(79,408)		(52,736)		(73,966)
Unrealized foreign exchange (loss) gain (1)	(32,267)		(18,298)		7,870		(44,208)
Accretion	(13,746)		(10,863)		(27,384)		(21,370)
Depletion and depreciation	(140,763)		(149,651)		(275,003)		(255,664)
Deferred tax (expense) recovery	(63,497)		(63,526)		(7,404)		(234,754)
Gain on business combinations	-		17,198		-		17,198
Impairment reversal	-		593,606		192,094		1,256,472
Unrealized other expense	(566)		(190)		(763)		(387)
Net earnings	362,621		451,274		646,575		951,238
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Free cash flow (FCF): A non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q2 2022	Q2 2021	2022	2021
Cash flows from operating activities	530,364	253,406	871,417	372,553
Changes in non-cash operating working capital	(81,763)	(83,785)	(39,268)	(47,904)
Asset retirement obligations settled	4,300	3,321	10,620	10,344
Fund flows from operations	452,901	172,942	842,769	334,993
Drilling and development	(109,488)	(77,703)	(192,329)	(157,215)
Exploration and evaluation	(3,665)	(1,473)	(6,168)	(5,324)
Free cash flow	339,748	93,766	644,272	172,454

2023+ FFO and FCF: A forward-looking total of segments measure and a forward-looking non-GAAP measure; the equivalent historical measures FFO and FCF have been disclosed above.

Vermilion Energy Inc. ■ Page 11 ■ 2022 Second Quarter Report

Capital expenditures: A non-GAAP financial measure that is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q2 2022	Q2 2021	2022	2021
Drilling and development	109,488	77,703	192,329	157,215
Exploration and evaluation	3,665	1,473	6,168	5,324
Capital expenditures	113,153	79,176	198,497	162,539

Net debt: A capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working, capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

Net debt to four quarter trailing fund flows from operations: A supplementary financial measure that is calculated as net debt (capital measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

	As at
($M)	Jun 30, 2022	Dec 31, 2021
Long-term debt	1,527,217	1,651,569
Adjusted working capital deficit	65,394	9,284
Unrealized FX on swapped USD borrowings	(3,943)	(16,067)
Net debt	1,588,668	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	1.1	1.8

Adjusted working capital: A non-GAAP financial measure defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Jun 30, 2022	Dec 31, 2021
Current assets	530,098	472,845
Current derivative asset	(36,412)	(19,321)
Current liabilities	(958,674)	(746,813)
Current lease liability	10,602	15,032
Current derivative liability	388,992	268,973
Adjusted working capital deficit	(65,394)	(9,284)

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

Dividends % of FFO: A supplementary financial measure that is calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Vermilion Energy Inc. ■ Page 12 ■ 2022 Second Quarter Report

($M)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Dividends declared	9,913	-	19,680	-
% of fund flows from operations	2%	- %	2%	- %
Drilling and development	109,488	77,703	192,329	157,215
Exploration and evaluation	3,665	1,473	6,168	5,324
Asset retirement obligations settled	4,300	3,321	10,620	10,344
Payout	127,366	82,497	228,797	172,883
% of fund flows from operations	28%	48%	27%	52%

Operating netback: Is a non-GAAP financial measure most comparable to primary financial measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: A supplementary financial measure that is calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Vermilion Energy Inc. ■ Page 13 ■ 2022 Second Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated August 11, 2022, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three and six months ended June 30, 2022 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and the audited consolidated financial statements for the years ended December 31, 2021 and 2020, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

•	Fund flows from operations: Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings and is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to Net Earnings can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
•	Free cash flow: Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to Cash flows used in investing activities and is comprised of FFO less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to Cash flows used in investing activities can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
•	Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to long term-debt can be found within the "Financial Position Review" section of this MD&A.
•	Operating Netbacks: Operating Netbacks is a non-GAAP financial measure most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. A reconciliation to primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of this MD&A.
•	Fund flows from operations per boe: Fund flows from operations per boe includes general and administration expense. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole. A reconciliation to primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of this MD&A.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to the “Non-GAAP and Other Specified Financial Measures” section of this MD&A.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 14 ■ 2022 Second Quarter Report

Guidance

On November 29, 2021, we released our 2022 capital budget and associated production guidance. On March 28, 2022, we increased our 2022 capital expenditure guidance to $500 million and our 2022 annual production guidance to 86,000 to 88,000 boe/d to reflect the post-closing impact of the acquisition of Leucrotta Exploration Inc. On August 11, 2022, as a result of forest fire related downtime in France, offshore drilling delays in Australia, combined with inflationary pressure, we increased our 2022 budget by $50 million to $550 million. 2022 guidance does not include contribution from the Corrib Acquisition and will be updated upon close.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2022 Guidance
2022 Guidance	November 29, 2021	425	83,000 to 85,000
2022 Guidance	March 28, 2022	500	86,000 to 88,000
2022 Guidance	August 11, 2022	550	86,000 to 88,000

Vermilion Energy Inc. ■ Page 15 ■ 2022 Second Quarter Report

Vermilion's Business

Vermilion is a Calgary, Alberta-based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

Vermilion Energy Inc. ■ Page 16 ■ 2022 Second Quarter Report

Consolidated Results Overview

	Q2 2022	Q2 2021	Q2/22 vs. Q2/21	YTD 2022	YTD 2021	2022 vs. 2021
Production (1)
Crude oil and condensate (bbls/d)	36,783	38,354	(4)%	36,936	38,777	(5)%
NGLs (bbls/d)	8,113	8,695	(7)%	8,227	8,386	(2)%
Natural gas (mmcf/d)	239.83	235.72	2%	242.25	234.86	3%
Total (boe/d)	84,868	86,335	(2)%	85,537	86,306	(1)%
Build in inventory (mbbls)	23	15		104	299
Financial metrics
Fund flows from operations ($M) (2)	452,901	172,942	162%	842,769	334,993	152%
Per share ($/basic share)	2.75	1.07	157%	5.16	2.09	147%
Net earnings ($M)	362,621	451,274	(20)%	646,575	951,238	(32)
Per share ($/basic share)	2.20	2.79	(21)%	3.96	5.94	(33)
Cash flows from operating activities ($M)	530,364	253,406	109%	871,417	372,553	134%
Free cash flow ($M) (3)	339,748	93,766	262%	644,272	172,454	274%
Long-term debt ($M)	1,527,217	1,769,866	(14)%	1,527,217	1,769,866	(14)%
Net debt ($M) (4)	1,588,668	1,854,195	(14)%	1,588,668	1,854,195	(14)%
Activity
Capital expenditures ($M) (5)	113,153	79,176	43%	198,497	162,539	22%
Acquisitions ($M) (6)	522,223	12,519		528,935	12,912
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure respectively most directly comparable to net earnings and net earnings per share, the measures do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of funds flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed plus or net of acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.

Vermilion Energy Inc. ■ Page 17 ■ 2022 Second Quarter Report

Financial performance review

Q2 2022 vs. Q2 2021

•	We recorded net earnings of $362.6 million ($2.20/basic share) for Q2 2022 compared to net earnings of $451.3 million ($2.79/basic share) in Q2 2021. The decrease in net earnings was primarily due to non-recurrence of impairment reversals, partially offset by increased FFO driven by higher revenue on strong commodity prices and unrealized derivative gains in Q2 2022 on our commodity hedges.

Vermilion Energy Inc. ■ Page 18 ■ 2022 Second Quarter Report

•	We generated cash flows from operating activities of $530.4 million in Q2 2022 compared to $253.4 million in Q2 2021 and fund flows from operations of $452.9 million in Q2 2022 compared to $172.9 million in Q2 2021. The increases were primarily due to higher commodity prices, which is reflected in our consolidated realized price per boe increasing from $51.93/boe in Q2 2021 to $111.55/boe in Q2 2022. This was partially offset by increased current taxes and royalties, driven by increased pricing. Variances between cash flows from operating activities and funds flow from operations are primarily driven by working capital timing differences.

YTD 2022 vs. YTD 2021

•	For the six months ended June 30, 2022, we recorded net earnings of $646.6 million compared to net earnings of $951.2 million for the comparable period in 2021. The decrease in net earnings was primarily due to a decrease in magnitude of the impairment reversals recorded in the first half of 2021 of $952.6 million (net of $303.9 million deferred income tax expense), compared to impairment reversals recorded in 2022 of $144.4 million (net of $47.7 million deferred income tax expense). This was partially offset by higher fund flows from operations driven by increased consolidated realized pricing and deferred tax recoveries primarily due to increased forecast commodity prices resulting in the recognition of non-expiring tax loss pools in Ireland.
Vermilion Energy Inc. ■ Page 19 ■ 2022 Second Quarter Report

•	Cash flows from operating activities increased by $498.9 million to $871.4 million for the six months ended June 30, 2022, and fund flows from operations increased by $507.8 million to $842.8 million for the six months ended June 30, 2022 versus the same period in 2021. These increases were primarily driven by a 115% increase in our consolidated realized price from $50.60/boe to $108.54/boe. This was partially offset by taxes and royalties which increased as a result of the increase in revenue, as well as higher operating expenses primarily due to increased power costs in Europe. Variances between cash flows from operating activities and funds flow from operations are primarily driven by working capital timing differences.

Production review

Q2 2022 vs. Q2 2021

•	Consolidated average production of 84,868 boe/d in Q2 2022 decreased slightly compared to Q2 2021 production of 86,335 boe/d. Production decreased in Canada, Australia, France, Ireland, and the Netherlands due to natural decline, this was partially offset by an increase in Germany of 1,864 boe/d and the United States by 1,231 boe/d due to 2021 acquisition and development activity.

YTD 2022 vs. YTD 2021

•	Consolidated average production of 85,537 boe/d in the six months ended June 30, 2022 decreased slightly from the 86,306 boe/d in the prior year comparative period. Production decreased in Canada, Australia, France, Ireland, and the Netherlands due to natural decline, this was partially offset by an increase in Germany of 2,184 boe/d and the United States by 937 boe/d due to 2021 acquisition activity.

Activity review
•	For the three months ended June 30, 2022, capital expenditures of $113.2 million were incurred.
•	In our North America core region, capital expenditures of $54.9 million were incurred during Q2 2022. In Canada, $30.8 million was incurred during the second quarter, we completed one (1.0 net) well and brought on production one (0.6 net) condensate-rich Mannville natural gas well in west-central Alberta, and we drilled one (1.0 net) well and completed two (2.0 net) wells in south-east Saskatchewan. Following the announcement of the Leucrotta acquisition in late March 2022, we assembled our Mica asset team and focused on integrating the assets and working closely with the Leucrotta team in drilling the first six (6.0 net) Montney gas well pad. Drilling was completed during the quarter and the team is now focused on completion activities. In the United States, $24.1 million was incurred primarily related to drilling four Turner locations as part of our planned six well program.
•	In our International core region, capital expenditures of $58.2 million were incurred during Q2 2022. Our activities included $37.8 million incurred in Australia primarily related to drilling and facility activities for our 2022 two-well drilling campaign, and $11.9 million incurred in France on facilities and subsurface maintenance activities.

Vermilion Energy Inc. ■ Page 20 ■ 2022 Second Quarter Report

Financial sustainability review

Cash flow from operations and free cash flow

•	Cash flows from operating activities increased by $498.9 million to $871.4 million for the six months ended June 30, 2022 compared to the prior year period which was primarily driven by a 115% increase in consolidated realized prices.
•	Free cash flow of $644.3 million increased by $471.8 million for the six months ended June 30, 2022 compared to the prior year period which was primarily driven by an increase of fund flows from operations on higher realized prices, partially offset by higher expenditure on drilling and development activities.

Long-term debt and net debt

•	Long-term debt decreased to $1.5 billion as at June 30, 2022 from $1.7 billion as at December 31, 2021 as a result of net repayments made in the year on the revolving credit facility, driven by increased free cash flow. During Q2 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes in which proceeds were used to repay a portion of the revolving credit facility. Concurrent with the issuance of the 2030 senior unsecured notes and at Vermilion's election, the maturity date of the revolving credit facility was extended to May 29, 2026 and the total facility amount was reduced to $1.6 billion from $2.1 billion.
•	Net debt at June 30, 2022 of $1.6 billion decreased slightly compared to December 31, 2021, mainly due to a decrease in long-term debt as a result of repayments of $633.1 million, partially offset by timing of working capital movements.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) decreased to 1.1 as at June 30, 2022 (December 31, 2021 - 1.2 ) mainly due to higher four quarter trailing fund flows from operations.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding 4 quarters (total of segments measure). The measure is used to assess our ability to repay debt.
Vermilion Energy Inc. ■ Page 21 ■ 2022 Second Quarter Report

Benchmark Commodity Prices

	Q2 2022	Q2 2021	Q2/22 vs. Q2/21	YTD 2022	YTD 2021	2022 vs. 2021
Crude oil
WTI ($/bbl)	138.39	81.17	71%	128.87	77.31	67%
WTI (US $/bbl)	108.41	66.07	64%	101.35	61.96	64%
Edmonton Sweet index ($/bbl)	137.75	77.35	78%	126.67	72.09	76%
Edmonton Sweet index (US $/bbl)	107.91	62.96	71%	99.62	57.78	72%
Saskatchewan LSB index ($/bbl)	136.48	77.05	77%	125.41	72.08	74%
Saskatchewan LSB index (US $/bbl)	106.92	62.71	71%	98.63	57.77	71%
Canadian C5+ Condensate index ($/bbl)	138.30	81.58	70%	129.97	77.63	67%
Canadian C5+ Condensate index (US $/bbl)	108.34	66.40	63%	102.22	62.22	64%
Dated Brent ($/bbl)	145.24	84.56	72%	136.80	80.93	69%
Dated Brent (US $/bbl)	113.78	68.83	65%	107.59	64.86	66%
Natural gas
AECO ($/mcf)	7.24	3.09	134%	5.99	3.12	92%
NBP ($/mcf)	20.37	10.92	87%	29.05	9.83	196%
NBP (#eu#/mcf)	14.99	7.37	103%	20.91	6.53	220%
TTF ($/mcf)	38.08	10.76	254%	38.93	9.54	308%
TTF (#eu#/mcf)	28.02	7.27	285%	28.02	6.34	342%
Henry Hub ($/mcf)	9.16	3.48	163%	7.72	3.45	124%
Henry Hub (US $/mcf)	7.18	2.83	154%	6.07	2.76	120%
Average exchange rates
CDN $/US $	1.28	1.23	4%	1.27	1.25	2%
CDN $/Euro	1.36	1.48	(8)%	1.39	1.50	(7)%
Realized prices
Crude oil and condensate ($/bbl)	138.55	79.06	75%	129.48	75.21	72%
NGLs ($/bbl)	51.86	25.43	104%	49.38	27.32	81%
Natural gas ($/mcf)	16.50	5.24	215%	16.96	5.37	216%
Total ($/boe)	111.55	51.93	115%	108.54	50.60	115%

As an internationally diversified producer, we are exposed to a range of commodity prices. In our North America core region, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index, the Saskatchewan LSB index, and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index (in Canada) or the Henry Hub index (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to NBP, TTF, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 22 ■ 2022 Second Quarter Report

•	Crude oil prices increased in Q2 2022 relative to Q2 2021. Global crude fundamentals continued to signal a tight market with continued geopolitical supply risks and disruptions. Year-over-year, Canadian dollar WTI and Brent prices rose 71% and 72%, respectively.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential narrowed by $3.18/bbl to a discount of $0.64/bbl against WTI, and the Saskatchewan LSB differential narrowed by $2.21/bbl to a discount of $1.91/bbl against WTI.
•	Approximately 33% of Vermilion’s Q2 2022 crude oil and condensate production was priced at the Dated Brent index (which averaged a premium to WTI of US$5.37/bbl), while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, prices for European natural gas linked to NBP and TTF rose by 87% and 254%, respectively, in Q2 2022 compared to Q2 2021. Russian supply decreases combined with an elevated risk of further Russian supply risk supported higher European gas prices. LNG competition with Asia and high global coal and European carbon prices have also been supportive to natural gas prices.
•	Natural gas prices in Canadian dollar terms at AECO and NYMEX HH increased by 134% and 163% respectively in Q2 2022 compared to Q2 2021. NYMEX prices benefited from below average inventories driven by record LNG export demand, strong power demand from above average cooling degree days and a continued lack of production growth in Q2. AECO was supported by strong Alberta natural gas demand from permanent additions in the power sector and from oil sands production growth, combined with storage levels remaining below average despite high WCSB production growth and NGTL maintenance impacts.
•	For Q2 2022, average European natural gas prices represented a $21.99/mcf premium to AECO. Approximately 37% of our natural gas production in Q2 2022 benefited from this premium European pricing.

•	For the three months ended June 30, 2022, the Canadian dollar strengthened 8% against the Euro compared to Q2 2021.
•	For the three months ended June 30, 2022, the Canadian dollar weakened 4% against the US Dollar compared to Q2 2021.

Vermilion Energy Inc. ■ Page 23 ■ 2022 Second Quarter Report

North America

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Production (1)
Crude oil and condensate (bbls/d)	24,801	24,316	24,190	24,480
NGLs (bbls/d)	8,113	8,695	8,226	8,386
Natural gas (mmcf/d)	150.68	152.06	149.40	148.23
Total production volume (boe/d)	58,027	58,354	57,316	57,572
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	440,096	83.34	224,609	42.30	775,689	74.77	444,743	42.68
Royalties	(66,075)	(12.51)	(31,755)	(5.98)	(123,338)	(11.89)	(59,835)	(5.74)
Transportation	(11,340)	(2.15)	(10,084)	(1.90)	(21,081)	(2.03)	(20,568)	(1.97)
Operating	(61,142)	(11.58)	(57,830)	(10.89)	(121,994)	(11.76)	(115,111)	(11.05)
General and administration (1)	(8,043)	(1.52)	(4,825)	(0.91)	(14,468)	(1.39)	(11,673)	(1.12)
Corporate income tax expense (1)	(26)	-	(199)	(0.04)	(145)	(0.01)	(413)	(0.04)
Fund flows from operations	293,470	55.58	119,916	22.58	494,663	47.69	237,143	22.76
Drilling and development	(54,913)		(38,847)		(112,426)		(97,960)
Free cash flow	238,557		81,069		382,237		139,183
(1)	Includes amounts from Corporate segment.

Production from our North American operations averaged 58,027 boe/d(1) in Q2 2022, an increase of 3% from the prior quarter primarily due to the Leucrotta acquisition which closed on May 31, 2022. Drilling and completion activity in west-central Alberta and south-east Saskatchewan was limited during the second quarter due to spring breakup. During the second quarter, we completed one (1.0 net) well and brought on production one (0.6 net) condensate-rich Mannville natural gas well in west-central Alberta, and we drilled one (1.0 net) well and completed two (2.0 net) wells in south-east Saskatchewan. Following the announcement of the Leucrotta acquisition in late March 2022, we assembled our Mica asset team and focused on integrating the assets and working closely with the Leucrotta team in drilling the first six (6.0 net) well Montney pad. Drilling was successfully completed during the second quarter and the team is now focused on completion activities.

In the United States, we drilled four (3.8 net) wells of our planned six (5.8 net) operated Turner wells and completed two (2.0 net) wells during the second quarter. Three (2.8 net) wells are two-mile lateral wells which are significantly more economic than one-mile laterals. One (1.0 net) well was brought on production during the second quarter while the remaining wells will be completed and brought on production during the third quarter. In addition, one (0.4 net) two-mile non-operated Turner well is planned for drilling in Q4 2022.

Sales

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	394,604	81.72	206,848	41.62	695,469	73.43	402,656	41.57
United States	45,492	100.64	17,761	52.24	80,220	88.81	42,087	57.38
North America	440,096	83.34	224,609	42.30	775,689	74.77	444,743	42.68

Sales in North America increased on a dollar and per unit basis for the three and six months ended June 30, 2022 versus the comparable prior periods due to significantly higher realized benchmark prices across all products and relatively consistent production volumes with the comparable period.

Vermilion Energy Inc. ■ Page 24 ■ 2022 Second Quarter Report

Royalties

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(54,090)	(11.20)	(27,001)	(5.43)	(102,339)	(10.81)	(48,775)	(5.04)
United States	(11,985)	(26.51)	(4,754)	(13.98)	(20,999)	(23.25)	(11,060)	(15.08)
North America	(66,075)	(12.51)	(31,755)	(5.98)	(123,338)	(11.89)	(59,835)	(5.74)

Royalties in North America increased on a dollar and per unit basis for the three and six months ended June 30, 2022 versus the comparable prior periods primarily due to higher commodity prices. Royalties as a percentage of sales for the three and six months ended June 30, 2022 of 15.0% and 14.1% respectively increased versus the comparable prior periods primarily due to the effect of higher commodity prices on sliding scale royalties.

Transportation

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(11,177)	(2.31)	(9,868)	(1.99)	(20,631)	(2.18)	(20,104)	(2.08)
United States	(163)	(0.36)	(216)	(0.64)	(450)	(0.50)	(464)	(0.63)
North America	(11,340)	(2.15)	(10,084)	(1.90)	(21,081)	(2.03)	(20,568)	(1.97)

Transportation expense in North America increased on a dollar and per boe basis for the three months ended June 30, 2022 versus the comparable prior period primarily due to increased tariffs in Saskatchewan beginning in April 2022. For the six months ended June 30, 2022, transportation expense remained relatively flat versus the comparable prior period on a dollar and per boe basis.

Operating expense

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(55,583)	(11.51)	(54,441)	(10.95)	(111,349)	(11.76)	(107,607)	(11.11)
United States	(5,559)	(12.30)	(3,389)	(9.97)	(10,645)	(11.79)	(7,504)	(10.23)
North America	(61,142)	(11.58)	(57,830)	(10.89)	(121,994)	(11.76)	(115,111)	(11.05)

Operating expenses in North America for the three and six months ended June 30, 2022 increased on a dollar basis and per boe basis versus the comparable periods. In Canada, increases in both the three and six month periods ended June 30, 2022 were primarily the result of an increase in planned maintenance activity and inflationary pressure. In the United States, increases in both the three and six month periods ended June 30, 2022 were primarily the result of Wyoming assets acquired in July 2021.

Vermilion Energy Inc. ■ Page 25 ■ 2022 Second Quarter Report

International

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Production (1)
Crude oil and condensate (bbls/d)	11,983	14,037	12,746	14,298
Natural gas (mmcf/d)	89.15	83.66	92.84	86.62
Total production volume (boe/d)	26,840	27,981	28,220	28,734
Total sales volume (boe/d)	26,578	27,802	27,639	27,084
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	418,748	173.14	182,570	72.16	893,334	178.57	330,573	67.43
Royalties	(17,478)	(7.23)	(9,701)	(3.83)	(31,522)	(6.30)	(18,067)	(3.69)
Transportation	(8,813)	(3.64)	(11,750)	(4.64)	(16,341)	(3.27)	(18,287)	(3.73)
Operating	(53,475)	(22.11)	(41,907)	(16.56)	(104,806)	(20.95)	(80,867)	(16.50)
General and administration	(7,648)	(3.16)	(6,607)	(2.61)	(15,443)	(3.09)	(11,489)	(2.34)
Corporate income tax (expense) recovery	(69,475)	(28.73)	(492)	(0.19)	(115,028)	(22.99)	1,067	0.22
PRRT	(2,019)	(0.83)	(1,459)	(0.58)	(8,728)	(1.74)	(2,873)	(0.59)
Fund flows from operations	259,840	107.44	110,654	43.73	601,466	120.23	200,057	40.81
Drilling and development	(54,575)		(38,856)		(79,903)		(59,255)
Exploration and evaluation	(3,665)		(1,473)		(6,168)		(5,324)
Free cash flow	201,600		70,325		515,395		135,478

Production from our International operations averaged 26,840 boe/d(1) in Q2 2022, a decrease of 9% from the prior quarter primarily due to natural decline and offshore drilling delays in Australia. In Australia, the drilling of our two-well program was delayed by approximately one month due to unexpected maintenance and repairs on the third-party contracted rig. Drilling commenced late in the second quarter and is expected to finish in early September with production to start shortly thereafter. In Europe, much of our activity during the second quarter was focused on preparing for our 2H 2022 drilling campaign which will include two (1.1 net) wells in Netherlands, three (3.0 net) wells in Hungary and two (2.0 net wells) in Croatia.

Sales

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Australia	36,966	166.75	31,256	97.49	86,547	154.94	58,638	96.07
France	103,798	141.80	68,108	81.80	196,696	137.71	119,637	79.75
Netherlands	125,321	232.23	32,555	56.23	257,893	227.70	61,106	50.52
Germany	96,879	196.88	20,274	60.36	191,437	193.19	33,369	55.73
Ireland	53,277	125.76	30,188	65.93	157,306	179.27	57,256	59.03
Central and Eastern Europe	2,507	259.90	189	45.15	3,455	232.79	567	41.77
International	418,748	173.14	182,570	72.16	893,334	178.57	330,573	67.43

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Crude oil sales volumes (bbls/d)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Australia	2,436	3,523	3,086	3,372
France	8,044	9,149	7,891	8,288
Germany	1,180	1,091	1,116	890
International	11,660	13,763	12,093	12,550

Vermilion Energy Inc. ■ Page 26 ■ 2022 Second Quarter Report

Sales increased on a dollar and per boe basis for the three and six months ended June 30, 2022 versus the prior year comparable periods due to higher realized prices across all business units as a result of significant increases in the commodity markets combined with increased production volumes due to prior year acquisitions in Germany. These increases were partially offset by lower sales volumes across multiple business units due to natural decline combined with the timing of liftings in Australia.

Royalties

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
France	(11,933)	(16.30)	(9,167)	(11.01)	(20,657)	(14.46)	(16,403)	(10.93)
Netherlands	-	-	(128)	(0.22)	-	-	(225)	(0.19)
Germany	(5,073)	(10.31)	(367)	(1.09)	(10,116)	(10.21)	(1,322)	(2.21)
Central and Eastern Europe	(472)	(48.93)	(39)	(9.32)	(749)	(50.46)	(117)	(8.62)
International	(17,478)	(7.23)	(9,701)	(3.83)	(31,522)	(6.30)	(18,067)	(3.69)

Royalties in our International core region are primarily incurred in France, where royalties include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties increased on a dollar and per unit basis for the three and six months ended June 30, 2022 versus the comparable prior year periods primarily due to higher sales prices combined with an increase in royalty rates in Germany.

Royalties as a percentage of sales for the three and six months ended June 30, 2022 decreased to 4.2% compared to 5.3% in the prior year comparative periods primarily due to higher sales in business units that are not subject to royalties combined with the impact of RCDM royalties in France, which are levied on units of production and not subject to changes in commodity prices. This was partially offset by an increase in royalty rates in Germany.

Transportation

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
France	(5,868)	(8.02)	(9,118)	(10.95)	(10,634)	(7.44)	(13,523)	(9.01)
Germany	(2,007)	(4.08)	(1,554)	(4.63)	(3,788)	(3.82)	(2,575)	(4.30)
Ireland	(938)	(2.21)	(1,078)	(2.35)	(1,919)	(2.19)	(2,189)	(2.26)
International	(8,813)	(3.64)	(11,750)	(4.64)	(16,341)	(3.27)	(18,287)	(3.73)

Transportation expense decreased for the three and six months ended June 30, 2022 versus the comparable prior year periods primarily due to the volume of liftings in France, partially offset by 2021 acquisition activity in Germany resulting in higher volumes produced and sold requiring transportation in this region. On a per unit basis, transportation expense decreased primarily due to one-time expenses incurred in 2021 subsequent to the conversion of the Grandpuits refinery.

Our production in Australia, Netherlands and Central and Eastern Europe is not subject to transportation expense.

Vermilion Energy Inc. ■ Page 27 ■ 2022 Second Quarter Report

Operating expense

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Australia	(12,498)	(56.38)	(10,408)	(32.46)	(25,838)	(46.26)	(20,146)	(33.01)
France	(15,459)	(21.12)	(12,591)	(15.12)	(30,489)	(21.35)	(24,382)	(16.25)
Netherlands	(11,004)	(20.39)	(7,895)	(13.64)	(21,474)	(18.96)	(15,306)	(12.66)
Germany	(10,750)	(21.85)	(6,807)	(20.27)	(19,043)	(19.22)	(13,109)	(21.89)
Ireland	(3,325)	(7.85)	(4,157)	(9.08)	(7,178)	(8.18)	(7,814)	(8.06)
Central and Eastern Europe	(439)	(45.51)	(49)	(11.71)	(784)	(52.82)	(110)	(8.10)
International	(53,475)	(22.11)	(41,907)	(16.56)	(104,806)	(20.95)	(80,867)	(16.50)

Operating expense increased on a dollar and per boe basis for the three and six months ended June 30, 2022 versus the prior year comparable periods primarily due to the impact of higher fuel and electricity prices in Europe. This was partially offset by lower maintenance activity in Ireland.

Vermilion Energy Inc. ■ Page 28 ■ 2022 Second Quarter Report

Consolidated Financial Performance Review

Financial performance

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	858,844	111.55	407,179	51.93	1,669,023	108.54	775,316	50.60
Royalties	(83,553)	(10.85)	(41,456)	(5.29)	(154,860)	(10.07)	(77,902)	(5.08)
Transportation	(20,153)	(2.62)	(21,834)	(2.78)	(37,422)	(2.43)	(38,855)	(2.54)
Operating	(114,617)	(14.89)	(99,737)	(12.72)	(226,800)	(14.75)	(195,978)	(12.79)
General and administration	(15,691)	(2.04)	(11,432)	(1.46)	(29,911)	(1.95)	(23,162)	(1.51)
Corporate income tax (expense) recovery	(69,501)	(9.03)	(691)	(0.09)	(115,173)	(7.49)	654	0.04
PRRT	(2,019)	(0.26)	(1,459)	(0.19)	(8,728)	(0.57)	(2,873)	(0.19)
Interest expense	(21,074)	(2.74)	(18,862)	(2.41)	(35,897)	(2.33)	(38,097)	(2.49)
Realized loss on derivatives	(79,778)	(10.36)	(39,574)	(5.05)	(224,001)	(14.57)	(65,207)	(4.26)
Realized foreign exchange loss	(2,297)	(0.30)	(1,958)	(0.25)	(1,547)	(0.10)	(7,139)	(0.47)
Realized other income	2,740	0.36	2,766	0.35	8,085	0.53	8,236	0.54
Fund flows from operations	452,901	58.82	172,942	22.04	842,769	54.81	334,993	21.85
Equity based compensation	(7,499)		(10,536)		(32,868)		(27,076)
Unrealized gain (loss) on derivative instruments (1)	168,058		(79,408)		(52,736)		(73,966)
Unrealized foreign exchange (loss) gain (1)	(32,267)		(18,298)		7,870		(44,208)
Accretion	(13,746)		(10,863)		(27,384)		(21,370)
Depletion and depreciation	(140,763)		(149,651)		(275,003)		(255,664)
Deferred tax (expense) recovery	(63,497)		(63,526)		(7,404)		(234,754)
Gain on business combinations	-		17,198		-		17,198
Impairment reversal	-		593,606		192,094		1,256,472
Unrealized other expense (1)	(566)		(190)		(763)		(387)
Net earnings	362,621		451,274		646,575		951,238
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

General and administration

•	General and administration expense increased for the three and six months ended June 30, 2022 versus the prior year comparable periods primarily due to higher legal, tax, and financial advisory costs.

PRRT and corporate income taxes

•	PRRT increased for the three and six months ended June 30, 2022 versus the prior year comparable periods primarily due to higher sales in Australia, partially offset by higher capital expenditures.
•	Corporate income taxes for the three and six months ended June 30, 2022 increased versus the prior year comparable period primarily due to higher taxable income as a result of improvements in realized commodity prices in 2022.

Interest expense

•	Interest expense increased for the three months ended June 30, 2022 versus the prior year comparable period primarily due to the higher interest rate on the new 2030 senior unsecured notes.
•	Interest expense decreased for the six months ended June 30, 2022 versus the prior year comparable period primarily due to lower average drawn balances and a lower pricing grid level on the revolving credit facility partially offset by interest on the new 2030 senior unsecured notes.
Vermilion Energy Inc. ■ Page 29 ■ 2022 Second Quarter Report

Realized gain or loss on derivatives

•	For the three and six months ended June 30, 2022, we recorded realized losses on our crude oil and natural gas hedges due to higher commodity pricing compared to the strike prices on our hedges.
•	A listing of derivative positions as at June 30, 2022 is included in “Supplemental Table 2” of this MD&A.

Realized other income

•	Realized other income for the three and six months ended June 30, 2022 primarily relates to amounts for funding under the Saskatchewan Accelerated Site Closure program to complete abandonment and reclamation on inactive oil and gas wells and facilities.

Net earnings

Fluctuations in net earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense decreased for the three months ended June 30, 2022 versus the prior year comparable period primarily due to the lower value of VIP awards outstanding in the current period. For the six months ended June 30, 2022, equity based compensation expense increased primarily due to higher bonuses under the employee bonus plan in the current year.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

USD-to-CAD cross currency interest rate swaps and foreign exchange swaps may be entered into to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. As such, unrealized gains and losses on our cross currency interest swaps are offset by unrealized losses and gains on foreign exchange relating to the underlying USD borrowings from our revolving credit facility.

For the three months ended June 30, 2022, we recognized a net unrealized gain on derivative instruments of $168.1 million. This consists of unrealized gains of $109.5 million on our European natural gas commodity derivative instruments, $30.9 million on our crude oil commodity derivative instruments, $9.1 million on our North American natural gas commodity derivative instruments, and $25.2 million on our USD-to-CAD foreign exchange swaps, partially offset by unrealized losses of $6.6 million on our equity swaps.

For the six months ended June 30, 2022, we recognized a net unrealized loss on derivative instruments of $52.7 million. This consists of unrealized losses of $33.1 million on our European natural gas commodity derivative instruments, $31.8 million on our crude oil commodity derivative instruments, $8.1 million on our North American natural gas commodity derivative instruments, and $12.1 million on our USD-to-CAD foreign exchange swaps, partially offset by unrealized gains of $32.4 million on our equity swaps.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2022, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from our international subsidiaries to Vermilion Energy Inc.. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.
Vermilion Energy Inc. ■ Page 30 ■ 2022 Second Quarter Report

•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps (discussed further below).
•	The translation of our USD denominated senior unsecured notes prior to June 12, 2019 and from May 5, 2020 onward. During the period between June 12, 2019 and May 5, 2020 the USD senior notes were hedged by a USD-to-CAD cross currency interest rate swap. Subsequent to the termination of these instruments, amounts previously recognized in the hedge accounting reserve will be recognized into earnings through unrealized foreign exchange loss over the period of the hedged cash flows.

For the three months ended June 30, 2022, we recognized a net unrealized foreign exchange loss of $32.3 million, driven by unrealized losses of $38.4 million on our USD borrowings from our revolving credit facility, as well as an unrealized loss of $15.1 million on our senior unsecured notes resulting from the US dollar strengthening 3.1% against the Canadian dollar in Q2 2022. This was partially offset by an unrealized gain of $23.3 million on intercompany loans due to the Euro weakening 2.8% against the Canadian dollar in Q2 2022.

For the six months ended June 30, 2022, we recognized a net unrealized foreign exchange gain of $7.9 million, driven by unrealized gains of $22.1 million on intercompany loans due to the Euro weakening 6.4% against the Canadian dollar in 2022. This was partially offset by an unrealized loss of $9.7 million on our senior unsecured notes resulting from the US dollar strengthening 1.6% against the Canadian dollar in 2022.

As at June 30, 2022, a $0.01 appreciation of the Euro against the Canadian dollar would result in a $4.8 million decrease to net earnings as a result of an unrealized loss on foreign exchange, while a $0.01 appreciation of the US dollar against the Canadian dollar would result in a $5.8 million decrease to net earnings as a result of an unrealized loss on foreign exchange.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For the three and six months ended June 30, 2022, accretion expense increased versus the comparable period primarily due to the impact of a higher asset retirement obligation balance at the end of 2021 compared to 2020, partially offset by the weakening of the Euro against the Canadian dollar.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three months ended June 30, 2022 of $18.28 decreased from $19.09 in the comparable prior year period primarily due to lower exploration and evaluation write-offs and downhole depreciation, as well as the weakening of the Euro against the Canadian dollar, partially offset by increased reserves depletion on a higher depletable base.

Depletion and depreciation on a per boe basis for the six months ended June 30, 2022 of $17.88 increased from $16.69 in the comparable prior year period primarily due to a higher depletable base on impairment reversals in Q1 2022 and throughout 2021, as well increases in asset retirement obligation assets recorded at the end of 2021.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

Vermilion Energy Inc. ■ Page 31 ■ 2022 Second Quarter Report

For the three and six months ended June 30, 2022, the Company recorded a deferred tax expense of $63.5 million and $7.4 million compared to deferred tax expense of $63.5 million and $234.8 million for the prior year comparable periods. The deferred tax expense for the three months ended June 30, 2022 is primarily due to the deferred tax impact on unrealized derivative movement, as well as the reduction of deductible temporary differences relating to asset retirement obligations. The deferred tax expense for the six months ended June 30, 2022 is comprised of the expense from the second quarter of 2022, partially offset by the recognition of non-expiring tax loss pools in Ireland in the first quarter of 2022.

Impairment

Impairment losses or reversals of losses are recognized when indicators of impairment or impairment reversal arise and the carrying amount of a cash generating unit ("CGU") is greater than (impairment) or less than (impairment reversal) its recoverable amount, determined as the higher of fair value less costs of disposal or value-in-use. In the second quarter of 2022 there were no indicators of impairment and no amounts relating to previous impairments remaining to be reversed.

In the first quarter of 2022, indicators of impairment reversal were present in our Canada - Saskatchewan and France - Neocomian CGUs due to an increase in forecast oil prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and $144.4 million (net of $47.7 million deferred income tax expense) of impairment reversal was recorded.

Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

Vermilion Energy Inc. ■ Page 32 ■ 2022 Second Quarter Report

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buy-backs, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of achieving and maintaining a ratio of net debt to fund flows from operations of approximately 1.0.

As at June 30, 2022, we have a ratio of net debt to fund flows from operations of 1.1. We will continue to monitor for changes in forecasted fund flows from operations and, as appropriate, will adjust our exploration and development capital plans (and associated production targets) to target optimal debt levels.

Maintaining a strong balance sheet is a core principle of Vermilion and will remain a focus going forward. As debt reduction continues, we will plan to increase the amount of free cash flow that is available for Return of Capital, while taking into account other capital requirements. Based on current internal estimates, we anticipate allocating up to 25% of free cash flow in the second half of 2022 to Return of Capital.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Jun 30, 2022	Dec 31, 2021
Long-term debt	1,527,217	1,651,569
Adjusted working capital deficit (1)	65,394	9,284
Unrealized FX on swapped USD borrowings	(3,943)	(16,067)
Net debt	1,588,668	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	1.1	1.8
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt capital measure disclosed above. Reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

As at June 30, 2022, net debt decreased slightly to $1.6 billion (December 31, 2021 - $1.6 billion), primarily as a result of debt repayments of $633.1 million, funded by the $644.3 million of free cash flow generated during 2022. This was partially offset by borrowings made to fund the Leucrotta acquisition and working capital movements. The ratio of net debt to four quarter trailing fund flows from operations decreased to 1.1 (December 31, 2021 - 1.8) due to higher four quarter trailing fund flows from operations, driven by strong commodity prices.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Jun 30, 2022	Dec 31, 2021
Revolving credit facility	639,927	1,273,755
2025 senior unsecured notes	384,413	377,814
2030 senior unsecured notes	502,877	-
Long-term debt	1,527,217	1,651,569

Vermilion Energy Inc. ■ Page 33 ■ 2022 Second Quarter Report

Revolving Credit Facility

As at June 30, 2022, Vermilion had in place a bank revolving credit facility maturing May 29, 2026 with terms and outstanding positions as follows:

	As at
($M)	Jun 30, 2022	Dec 31, 2021
Total facility amount	1,600,000	2,100,000
Amount drawn	(639,927)	(1,273,755)
Letters of credit outstanding	(8,184)	(11,035)
Unutilized capacity	951,889	815,210

On April 26, 2022, contemporaneous with the issuance of the 2030 senior unsecured notes and at Vermilion's election, the maturity date of the facility was extended to May 29, 2026 (previously May 31, 2024) and the total facility amount was reduced to $1.6 billion (previously $2.1 billion).

As at June 30, 2022, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Jun 30, 2022	Dec 31, 2021
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.93	1.61
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.39	1.24
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	24.50	14.78

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of June 30, 2022, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at June 30, 2022 and December 31, 2021, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2022	101.406%
2023 and thereafter	100.000%

Vermilion Energy Inc. ■ Page 34 ■ 2022 Second Quarter Report

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is to be paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
January 2003 to December 2007	Monthly	$0.170
January 2008 to December 2012	Monthly	$0.190
January 2013 to December 2013	Monthly	$0.200
January 2014 to March 2018	Monthly	$0.215
April 2018 to February 2020	Monthly	$0.230
March 2020	Monthly	$0.115
April 2022 to July 2022	Quarterly	$0.060
August 2022 onwards	Quarterly	$0.080

In the first quarter of 2022, we announced our plan to distribute a fixed quarterly dividend due to stronger commodity prices and a strengthened balance sheet. In August 2022, we announced a 33% increase to our quarterly cash dividend effective for the Q3 2022 distribution.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance at December 31, 2021	162,261	4,241,773
Vesting of equity based awards	2,270	41,193
Equity based compensation	526	13,123
Share-settled dividends on vested equity based awards	165	4,185
Balance at June 30, 2022	165,222	4,300,274

As at June 30, 2022, there were approximately 5.8 million equity based compensation awards outstanding. As at August 11, 2022, there were approximately 164.0 million common shares issued and outstanding.

On July 4, 2022, the Toronto Stock Exchange approved our notice of intention to commence a normal course issuer bid ("the NCIB"). The NCIB allows Vermilion to purchase up to 16,076,666 common shares (representing approximately 10% of outstanding common shares) beginning July 6, 2022 and ending July 5, 2023. Common shares purchased under the NCIB will be cancelled.

Subsequent to the end of the second quarter of 2022, Vermilion purchased 1.25 million common shares under the NCIB for total consideration of $35.0 million. The common shares purchased under the NCIB were cancelled.

Vermilion Energy Inc. ■ Page 35 ■ 2022 Second Quarter Report

Asset Retirement Obligations

As at June 30, 2022, asset retirement obligations were $721.2 million compared to $1,000.6 million as at December 31, 2021. The decrease in asset retirement obligations is primarily attributable to increases in country-specific risk-free rates and an increase in the credit-adjusted risk-free rate from 4.9% at December 31, 2021 to 5.7% at June 30, 2022, partially offset by the Euro weakening against the Canadian dollar.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Jun 30, 2022	Dec 31, 2021	Change
Credit spread added to below noted risk-free rates	5.7%	4.9%	0.8%
Country specific risk-free rate
Canada	3.2%	1.8%	1.4%
United States	3.3%	1.9%	1.4%
France	2.4%	0.8%	1.6%
Netherlands	1.3%	(0.3) %	1.6%
Germany	1.6%	0.1%	1.5%
Ireland	2.2%	0.5%	1.7%
Australia	3.8%	1.9%	1.9%

Vermilion Energy Inc. ■ Page 36 ■ 2022 Second Quarter Report

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2021 available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the six months ended June 30, 2022. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2021, available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Vermilion has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude controls, policies and procedures of Leucrotta Exploration Inc., which was acquired on May 31, 2022. The scope limitation is in accordance with section 3.3(1)(b) of NI 52-109 which allows an issuer to limit the design of DC&P and ICFR to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the fiscal period.

The table below presents the summary financial information of Leucrotta Exploration Inc. included in Vermilion's financial statements as at and for the six months ended June 30, 2022:

($M)	As at June 30, 2022
Non-current assets	610,322
Non-current liabilities	99,331
Net assets	505,194

($M)	For the six months ended June 30, 2022
Revenue	9,919
Net earnings	5,667

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at June 30, 2022.

Vermilion Energy Inc. ■ Page 37 ■ 2022 Second Quarter Report

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of June 30, 2022, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the President, for this specific purpose of acting in the capacity of Chief Executive Officer, and Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 38 ■ 2022 Second Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q2 2022			YTD 2022			Q2 2021	YTD 2021
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Sales	113.78	7.15	81.72	104.43	6.00	73.43	41.62	41.57
Royalties	(17.89)	(0.52)	(11.20)	(17.22)	(0.51)	(10.81)	(5.43)	(5.04)
Transportation	(2.99)	(0.25)	(2.31)	(2.85)	(0.23)	(2.18)	(1.99)	(2.08)
Operating	(15.13)	(1.19)	(11.51)	(15.48)	(1.21)	(11.76)	(10.95)	(11.11)
Operating netback	77.77	5.19	56.70	68.88	4.05	48.68	23.25	23.34
General and administration			(1.75)			(1.61)	(1.20)	(1.07)
Fund flows from operations ($/boe)			54.95			47.07	22.05	22.27
United States
Sales	118.21	6.76	100.64	106.20	5.56	88.81	52.24	57.38
Royalties	(31.01)	(1.86)	(26.51)	(27.49)	(1.62)	(23.25)	(13.98)	(15.08)
Transportation	(0.46)	-	(0.36)	(0.65)	-	(0.50)	(0.64)	(0.63)
Operating	(12.53)	(1.92)	(12.30)	(11.92)	(1.89)	(11.79)	(9.97)	(10.23)
Operating netback	74.21	2.98	61.47	66.14	2.05	53.27	27.65	31.44
General and administration			(1.87)			(2.69)	(2.13)	(2.21)
Fund flows from operations ($/boe)			59.60			50.58	25.52	29.23
France
Sales	141.80	-	141.80	137.71	-	137.71	81.80	79.75
Royalties	(16.30)	-	(16.30)	(14.46)	-	(14.46)	(11.01)	(10.93)
Transportation	(8.02)	-	(8.02)	(7.44)	-	(7.44)	(10.95)	(9.01)
Operating	(21.12)	-	(21.12)	(21.35)	-	(21.35)	(15.12)	(16.25)
Operating netback	96.36	-	96.36	94.46	-	94.46	44.72	43.56
General and administration			(5.07)			(5.30)	(3.86)	(3.75)
Current income taxes			(12.96)			(11.69)	-	-
Fund flows from operations ($/boe)			78.33			77.47	40.86	39.81
Netherlands
Sales	110.99	38.91	232.23	92.15	38.21	227.70	56.23	50.52
Royalties	-	-	-	-	-	-	(0.22)	(0.19)
Operating	-	(3.43)	(20.39)	-	(3.20)	(18.96)	(13.64)	(12.66)
Operating netback	110.99	35.48	211.84	92.15	35.01	208.74	42.37	37.67
General and administration			(1.61)			(1.48)	(0.19)	(0.31)
Current income taxes			(96.26)			(77.00)	(4.08)	(1.95)
Fund flows from operations ($/boe)			113.97			130.26	38.10	35.41
Germany
Sales	140.17	35.45	196.88	134.54	34.70	193.19	60.36	55.73
Royalties	(3.20)	(2.05)	(10.31)	(2.67)	(2.02)	(10.21)	(1.09)	(2.21)
Transportation	(8.86)	(0.46)	(4.08)	(9.90)	(0.38)	(3.82)	(4.63)	(4.30)
Operating	(21.93)	(3.64)	(21.85)	(23.57)	(3.02)	(19.22)	(20.27)	(21.89)
Operating netback	106.18	29.30	160.64	98.40	29.28	159.94	34.37	27.33
General and administration			(2.92)			(2.61)	(4.34)	(4.31)
Current income taxes			(16.10)			(11.01)	-
Fund flows from operations ($/boe)			141.62			146.32	30.03	23.02
Ireland
Sales	-	20.96	125.76	-	29.88	179.27	65.93	59.03
Transportation	-	(0.37)	(2.21)	-	(0.36)	(2.19)	(2.35)	(2.26)
Operating	-	(1.31)	(7.85)	-	(1.36)	(8.18)	(9.08)	(8.06)
Operating netback	-	19.28	115.70	-	28.16	168.90	54.50	48.71
General and administration			1.40			0.42	(0.05)	0.71
Fund flows from operations ($/boe)			117.10			169.32	54.45	49.42

Vermilion Energy Inc. ■ Page 39 ■ 2022 Second Quarter Report

	Q2 2022			YTD 2022			Q2 2021	YTD 2021
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Australia
Sales	166.75	-	166.75	154.94	-	154.94	97.49	96.07
Operating	(56.38)	-	(56.38)	(46.26)	-	(46.26)	(32.46)	(33.01)
PRRT (1)	(9.11)	-	(9.11)	(15.62)	-	(15.62)	(4.55)	(4.71)
Operating netback	101.26	-	101.26	93.06	-	93.06	60.48	58.35
General and administration			(4.77)			(3.40)	(2.35)	(2.42)
Current income taxes			(0.52)			(0.38)	5.84	5.62
Fund flows from operations ($/boe)			95.97			89.28	63.97	61.55

Total Company
Sales	122.80	16.50	111.55	114.70	16.96	108.54	51.93	50.60
Realized hedging (loss) gain	(12.71)	(1.29)	(10.36)	(10.30)	(3.21)	(14.57)	(5.05)	(4.26)
Royalties	(17.34)	(0.60)	(10.85)	(16.03)	(0.58)	(10.07)	(5.29)	(5.08)
Transportation	(3.67)	(0.24)	(2.62)	(3.45)	(0.22)	(2.43)	(2.78)	(2.54)
Operating	(18.39)	(1.83)	(14.89)	(18.52)	(1.76)	(14.75)	(12.72)	(12.79)
PRRT (1)	(0.50)	-	(0.26)	(1.08)	-	(0.57)	(0.19)	(0.19)
Operating netback	70.19	12.54	72.57	65.32	11.19	66.15	25.90	25.74
General and administration			(2.04)			(1.95)	(1.46)	(1.51)
Interest expense			(2.74)			(2.33)	(2.41)	(2.49)
Realized foreign exchange			(0.30)			(0.10)	(0.25)	(0.47)
Other income			0.36			0.53	0.35	0.54
Corporate income taxes			(9.03)			(7.49)	(0.09)	0.04
Fund flows from operations ($/boe)			58.82			54.81	22.04	21.85
(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.
Vermilion Energy Inc. ■ Page 40 ■ 2022 Second Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at June 30, 2022:

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price	Bought Swap Volume	Weighted Average Bought Swap Price
Dated Brent
Q3 2022	bbl	USD	3,100	64.52	3,100	89.32	3,100	47.50	-	-	-	-
Q4 2022	bbl	USD	2,600	63.94	2,600	84.35	2,600	47.50	-	-	-	-
WTI
Q3 2022	bbl	USD	6,000	61.86	6,000	87.96	6,000	45.00	100	81.29	-	-
Q4 2022	bbl	USD	4,500	60.82	4,500	82.92	4,500	45.00	-	-	-	-
AECO
Q4 2022	mcf	CAD	3,142	3.69	3,142	7.70	-	-	18,853	4.95	-	-
Q1 2023	mcf	CAD	4,739	3.69	4,739	7.70	-	-	28,435	4.95	-	-
AECO Basis (AECO less NYMEX Henry Hub)
Q3 2022	mcf	USD	-	-	-	-	-	-	35,000	(1.09)	-	-
Q4 2022	mcf	USD	-	-	-	-	-	-	11,793	(1.09)	-	-
Q2 2023	mcf	USD	-	-	-	-	-	-	23,000	(1.13)	-	-
Q3 2023	mcf	USD	-	-	-	-	-	-	23,000	(1.13)	-	-
Q4 2023	mcf	USD	-	-	-	-	-	-	7,750	(1.13)	-	-
NYMEX Henry Hub
Q3 2022	mcf	USD	59,000	3.42	59,000	5.15	-	-	-	-	-	-
Q4 2022	mcf	USD	35,793	3.68	35,793	6.62	-	-	-	-	-	-
Q1 2023	mcf	USD	24,000	4.00	24,000	8.44	-	-	-	-	-	-
NBP
Q3 2022	mcf	EUR	23,339	8.85	23,339	12.67	19,654	3.66	4,913	4.91	-	-
Q4 2022	mcf	EUR	23,339	8.85	23,339	12.67	19,654	3.66	4,913	4.91	-	-
Q1 2023	mcf	EUR	18,426	11.76	18,426	19.55	14,740	4.10	-	-	-	-
Q2 2023	mcf	EUR	4,913	5.86	4,913	8.24	4,913	4.40	-	-	-	-
TTF
Q3 2022	mcf	EUR	14,126	27.34	14,126	37.81	2,457	3.52	4,913	50.55	-	-
Q4 2022	mcf	EUR	13,512	22.73	13,512	44.99	2,457	3.52	-	-	-	-
Q1 2023	mcf	EUR	13,512	22.73	13,512	44.99	2,457	3.52	-	-	-	-
Q2 2023	mcf	EUR	2,457	20.51	2,457	32.24	-	-	-	-	-	-
Q3 2023	mcf	EUR	2,457	20.51	2,457	32.24	-	-	-	-	-	-

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2023	20.9788	CAD	2,250,000
Swap	Jan 2020 - Apr 2023	22.4587	CAD	1,500,000

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	July 2022	469,254,386	USD	SOFR + 1.60%	600,000,000	CAD	CDOR + 1.10%

Vermilion Energy Inc. ■ Page 41 ■ 2022 Second Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Drilling and development	109,488	77,703	192,329	157,215
Exploration and evaluation	3,665	1,473	6,168	5,324
Capital expenditures	113,153	79,176	198,497	162,539

Acquisitions	497,800	12,196	504,512	12,589
Acquisition of securities	18,301	-	18,301	-
Contingent consideration	-	330	-	330
Working capital assumed	6,122	(7)	6,122	(7)
Acquisitions	522,223	12,519	528,935	12,912

By category ($M)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Drilling, completion, new well equip and tie-in, workovers and recompletions	81,211	47,453	151,888	116,235
Production equipment and facilities	27,082	24,859	34,995	36,890
Seismic, studies, land and other	4,860	6,864	11,614	9,414
Capital expenditures	113,153	79,176	198,497	162,539
Acquisitions	522,223	12,519	528,935	12,912
Total capital expenditures and acquisitions	635,376	91,695	727,432	175,451

Capital expenditures by country ($M)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Canada	30,849	20,210	80,377	74,531
United States	24,064	18,637	32,049	23,429
France	11,913	8,913	18,924	15,792
Netherlands	1,369	7,683	1,873	11,816
Germany	3,574	3,607	12,734	6,106
Ireland	656	172	972	238
Australia	37,825	13,118	45,352	19,957
Central and Eastern Europe	2,903	6,836	6,216	10,670
Total capital expenditures	113,153	79,176	198,497	162,539

Acquisitions by country ($M)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Canada	522,351	308	525,059	358
United States	1,055	-	1,075	-
Germany	(1,183)	12,211	2,659	12,554
Ireland	-	-	142	-
Total acquisitions	522,223	12,519	528,935	12,912

Vermilion Energy Inc. ■ Page 42 ■ 2022 Second Quarter Report

Supplemental Table 4: Production

	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19
Canada
Light and medium crude oil (bbls/d)	17,042	15,980	16,388	16,809	16,868	17,767	19,301	19,847	22,545	22,767	23,259	23,610
Condensate (1) (bbls/d)	4,873	4,892	4,785	4,426	5,558	4,556	4,662	5,200	5,047	4,634	4,140	4,072
Other NGLs (1) (bbls/d)	7,155	7,286	7,073	6,862	7,767	7,016	7,334	8,350	8,248	6,943	7,005	6,632
NGLs (bbls/d)	12,028	12,178	11,858	11,288	13,325	11,572	11,996	13,550	13,295	11,577	11,145	10,704
Conventional natural gas (mmcf/d)	143.94	140.55	128.85	138.42	146.55	138.41	135.27	155.15	164.08	151.16	145.14	145.14
Total (boe/d)	53,060	51,584	49,720	51,168	54,618	52,407	53,840	59,256	63,187	59,537	58,593	58,504
United States
Light and medium crude oil (bbls/d)	2,846	2,675	2,647	3,520	1,888	2,322	2,495	3,243	3,971	2,481	3,149	2,717
Condensate (1) (bbls/d)	40	24	26	2	2	-	1	6	6	6	12	4
Other NGLs (1) (bbls/d)	958	1,056	1,388	1,206	928	1,058	1,294	1,158	1,340	1,079	1,156	1,140
NGLs (bbls/d)	998	1,080	1,414	1,208	930	1,058	1,295	1,164	1,346	1,085	1,168	1,144
Conventional natural gas (mmcf/d)	6.74	7.56	9.09	6.75	5.51	5.95	6.87	7.94	8.35	6.72	8.20	6.38
Total (boe/d)	4,967	5,014	5,575	5,854	3,736	4,373	4,934	5,730	6,708	4,685	5,683	4,925
France
Light and medium crude oil (bbls/d)	8,126	8,389	8,453	8,677	9,013	9,062	9,255	9,347	7,046	9,957	10,264	10,347
Conventional natural gas (mmcf/d)	-	-	-	-	-	-	-	-	-	-	-	-
Total (boe/d)	8,126	8,389	8,453	8,677	9,013	9,062	9,255	9,347	7,046	9,957	10,264	10,347
Netherlands
Light and medium crude oil (bbls/d)	1	1	-	6	1	6	1	-	1	3	4	1
Condensate (1) (bbls/d)	60	83	97	104	95	92	99	83	86	84	86	81
NGLs (bbls/d)	60	83	97	104	95	92	99	83	86	84	86	81
Conventional natural gas (mmcf/d)	35.22	39.03	51.98	42.48	37.59	41.45	42.95	46.09	47.31	48.33	47.99	44.08
Total (boe/d)	5,930	6,589	8,761	7,190	6,362	7,006	7,257	7,764	7,972	8,143	8,088	7,429
Germany
Light and medium crude oil (bbls/d)	1,331	1,158	1,127	1,043	1,093	911	960	964	1,039	909	800	845
Conventional natural gas (mmcf/d)	25.36	26.95	18.00	16.19	15.60	13.40	11.50	11.25	13.23	14.64	15.44	14.54
Total (boe/d)	5,558	5,650	4,127	3,741	3,694	3,144	2,876	2,839	3,244	3,349	3,373	3,269
Ireland
Conventional natural gas (mmcf/d)	27.93	30.26	30.12	22.67	30.19	34.14	34.76	35.12	38.57	41.38	42.30	43.21
Total (boe/d)	4,655	5,043	5,020	3,778	5,031	5,690	5,793	5,853	6,428	6,896	7,049	7,202
Australia
Light and medium crude oil (bbls/d)	2,465	3,888	2,742	4,190	3,835	4,489	3,781	4,549	5,299	4,041	4,548	5,564
Total (boe/d)	2,465	3,888	2,742	4,190	3,835	4,489	3,781	4,549	5,299	4,041	4,548	5,564
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.64	0.34	0.12	0.22	0.28	0.63	0.67	0.80	2.89	3.27	1.66	-
Total (boe/d)	106	57	20	36	46	104	111	132	483	546	276	-
Consolidated
Light and medium crude oil (bbls/d)	31,811	32,091	31,356	34,245	32,698	34,556	35,793	37,951	39,899	40,157	42,024	43,084
Condensate (1) (bbls/d)	4,973	4,999	4,908	4,532	5,656	4,648	4,762	5,289	5,142	4,724	4,237	4,158
Other NGLs (1) (bbls/d)	8,113	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588	8,022	8,160	7,772
NGLs (bbls/d)	13,086	13,341	13,369	12,600	14,351	12,722	13,389	14,798	14,730	12,746	12,397	11,930
Conventional natural gas (mmcf/d)	239.83	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42	265.51	260.72	253.36
Total (boe/d)	84,868	86,213	84,417	84,633	86,335	86,276	87,848	95,471	100,366	97,154	97,875	97,239

Vermilion Energy Inc. ■ Page 43 ■ 2022 Second Quarter Report

	YTD 2022	2021	2020	2019	2018	2017
Canada
Light and medium crude oil (bbls/d)	16,514	16,954	21,106	23,971	17,400	6,015
Condensate (1) (bbls/d)	4,883	4,831	4,886	4,295	3,754	3,036
Other NGLs (1) (bbls/d)	7,220	7,179	7,719	6,988	5,914	4,144
NGLs (bbls/d)	12,103	12,010	12,605	11,283	9,668	7,180
Conventional natural gas (mmcf/d)	142.26	138.03	151.38	148.35	129.37	97.89
Total (boe/d)	52,326	51,968	58,942	59,979	48,630	29,510
United States
Light and medium crude oil (bbls/d)	2,761	2,597	3,046	2,514	1,069	662
Condensate (1) (bbls/d)	32	8	5	18	8	4
Other NGLs (1) (bbls/d)	1,006	1,146	1,218	996	452	50
NGLs (bbls/d)	1,038	1,154	1,223	1,014	460	54
Conventional natural gas (mmcf/d)	7.15	6.84	7.47	6.89	2.78	0.39
Total (boe/d)	4,990	4,890	5,514	4,675	1,992	781
France
Light and medium crude oil (bbls/d)	8,257	8,799	8,903	10,435	11,362	11,084
Conventional natural gas (mmcf/d)	-	-	-	0.19	0.21	-
Total (boe/d)	8,257	8,799	8,903	10,467	11,396	11,084
Netherlands
Light and medium crude oil (bbls/d)	1	3	1	3	-	-
Condensate (1) (bbls/d)	71	97	88	88	90	90
NGLs (bbls/d)	71	97	88	88	90	90
Conventional natural gas (mmcf/d)	37.11	43.40	46.16	49.10	46.13	40.54
Total (boe/d)	6,257	7,334	7,782	8,274	7,779	6,847
Germany
Light and medium crude oil (bbls/d)	1,245	1,044	968	917	1,004	1,060
Conventional natural gas (mmcf/d)	26.15	15.81	12.65	15.31	15.66	19.39
Total (boe/d)	5,604	3,679	3,076	3,468	3,614	4,291
Ireland
Conventional natural gas (mmcf/d)	29.09	29.25	37.44	46.57	55.17	58.43
Total (boe/d)	4,848	4,875	6,240	7,762	9,195	9,737
Australia
Light and medium crude oil (bbls/d)	3,172	3,810	4,416	5,662	4,494	5,770
Total (boe/d)	3,172	3,810	4,416	5,662	4,494	5,770
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.49	0.31	1.90	0.42	1.02	-
Total (boe/d)	82	51	317	70	169	-
Consolidated
Light and medium crude oil (bbls/d)	31,950	33,208	38,441	43,502	35,329	24,591
Condensate (1) (bbls/d)	4,986	4,936	4,980	4,400	3,853	3,130
Other NGLs (1) (bbls/d)	8,227	8,325	8,937	7,984	6,366	4,194
NGLs (bbls/d)	13,213	13,261	13,917	12,384	10,219	7,324
Conventional natural gas (mmcf/d)	242.25	233.64	256.99	266.82	250.33	216.64
Total (boe/d)	85,537	85,408	95,190	100,357	87,270	68,021
(1)	Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 44 ■ 2022 Second Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19
North America
Crude oil and condensate (bbls/d)	24,801	23,571	23,846	24,757	24,316	24,645	26,459	28,296	31,569	29,888	30,560	30,403
NGLs (bbls/d)	8,113	8,342	8,461	8,068	8,695	8,074	8,628	9,508	9,588	8,022	8,161	7,772
Natural gas (mmcf/d)	150.68	148.11	137.93	145.18	152.06	144.36	142.13	163.09	172.43	157.88	153.34	151.52
Total (boe/d)	58,027	56,598	55,295	57,022	58,354	56,780	58,774	64,986	69,895	64,222	64,276	63,429

International
Crude oil and condensate (bbls/d)	11,983	13,519	12,419	14,020	14,037	14,560	14,096	14,943	13,471	14,994	15,702	16,838
Natural gas (mmcf/d)	89.15	96.58	100.22	81.55	83.66	89.62	89.86	93.25	101.99	107.63	107.38	101.83
Total (boe/d)	26,840	29,616	29,123	27,612	27,981	29,495	29,073	30,484	30,472	32,932	33,598	33,811

Consolidated
Crude oil and condensate (bbls/d)	36,784	37,090	36,264	38,777	38,354	39,204	40,555	43,240	45,041	44,881	46,261	47,242
NGLs (bbls/d)	8,113	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588	8,022	8,160	7,772
Natural gas (mmcf/d)	239.83	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42	265.51	260.72	253.36
Total (boe/d)	84,868	86,213	84,417	84,633	86,335	86,276	87,848	95,471	100,366	97,154	97,875	97,239
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19
North America
Crude oil and condensate (bbls/d)	24,801	23,571	23,845	24,757	24,316	24,645	26,459	28,297	31,569	29,888	30,560	30,404
NGLs (bbls/d)	8,113	8,342	8,461	8,068	8,695	8,074	8,628	9,508	9,588	8,022	8,161	7,772
Natural gas (mmcf/d)	150.68	148.11	137.93	145.18	152.06	144.36	142.13	163.09	172.43	157.88	153.34	151.52
Total (boe/d)	58,027	56,598	55,295	57,022	58,354	56,780	58,774	64,986	69,895	64,222	64,276	63,429

International
Crude oil and condensate (bbls/d)	11,720	12,615	13,985	15,227	13,859	11,421	15,359	15,689	12,202	17,090	13,864	18,575
Natural gas (mmcf/d)	89.15	96.58	100.22	81.55	83.66	89.62	89.86	93.25	101.99	107.63	107.38	101.83
Total (boe/d)	26,578	28,712	30,689	28,820	27,802	26,357	30,336	31,229	29,201	35,028	31,760	35,547

Consolidated
Crude oil and condensate (bbls/d)	36,522	36,186	37,830	39,985	38,174	36,066	41,818	43,985	43,771	46,977	44,423	48,979
NGLs (bbls/d)	8,113	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588	8,022	8,160	7,772
Natural gas (mmcf/d)	239.83	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42	265.51	260.72	253.36
Total (boe/d)	84,607	85,310	85,984	85,841	86,156	83,138	89,111	96,217	99,096	99,250	96,037	98,976

Vermilion Energy Inc. ■ Page 45 ■ 2022 Second Quarter Report

Financial results

	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19
North America
Crude oil and condensate sales ($/bbl)	134.72	111.42	92.99	82.23	75.43	66.31	51.06	49.79	28.94	50.25	66.31	66.67
NGL sales ($/bbl)	51.86	46.94	47.26	35.55	25.43	29.39	19.20	15.04	8.94	8.92	14.63	6.14
Natural gas sales ($/mcf)	7.13	4.80	5.07	3.80	2.72	3.98	2.77	2.02	1.60	1.92	2.29	1.18
Sales ($/boe)	83.34	65.88	59.97	50.40	42.30	43.08	32.51	28.94	18.24	29.22	38.86	35.52
Royalties ($/boe)	(12.51)	(11.24)	(9.26)	(7.14)	(5.98)	(5.49)	(3.64)	(3.58)	(1.67)	(3.54)	(4.98)	(4.93)
Transportation ($/boe)	(2.15)	(1.91)	(1.86)	(1.92)	(1.90)	(2.05)	(1.92)	(1.74)	(1.72)	(1.91)	(1.76)	(1.78)
Operating ($/boe)	(11.58)	(11.95)	(11.68)	(11.02)	(10.89)	(11.21)	(10.94)	(7.82)	(9.60)	(11.93)	(11.15)	(10.67)
General and administration ($/boe)	(1.52)	(1.26)	(2.01)	(1.14)	(0.91)	(1.34)	(1.94)	(0.78)	(1.52)	(0.84)	(0.97)	(0.60)
Corporate income taxes ($/boe)	-	(0.02)	0.42	(0.05)	(0.04)	(0.04)	0.04	(0.02)	(0.02)	(0.04)	(0.11)	0.09
Fund flows from operations ($/boe)	55.58	39.50	35.59	29.12	22.58	22.93	14.13	14.98	3.72	10.96	19.89	17.63

Fund flows from operations	293,470	201,193	180,979	152,764	119,916	117,227	76,375	89,635	23,639	64,048	117,623	102,867
Drilling and development	(54,913)	(57,513)	(89,643)	(35,179)	(38,847)	(59,113)	(33,781)	(9,575)	(23,979)	(197,926)	(69,775)	(91,027)
Exploration and evaluation	-	-	-	-	-	-	-	-	-	-	-	-
Free cash flow	238,557	143,680	91,336	117,585	81,069	58,114	42,594	80,060	(340)	(133,878)	47,848	11,840

International
Crude oil and condensate sales ($/bbl)	146.67	136.69	103.53	94.91	85.41	81.40	62.65	58.19	50.27	73.35	82.14	84.55
Natural gas sales ($/mcf)	32.33	36.75	35.54	18.82	9.83	7.98	6.27	2.91	2.28	4.44	5.49	4.29
Sales ($/boe)	173.14	183.66	163.23	103.39	72.16	62.39	50.30	37.94	28.98	49.42	54.42	56.46
Royalties ($/boe)	(7.23)	(5.43)	(4.13)	(4.52)	(3.83)	(3.53)	(3.02)	(3.32)	(2.16)	(3.27)	(3.85)	(3.89)
Transportation ($/boe)	(3.64)	(2.91)	(3.40)	(3.47)	(4.64)	(2.76)	(2.40)	(2.28)	(2.04)	(1.94)	(1.77)	(2.76)
Operating ($/boe)	(22.11)	(19.86)	(18.86)	(17.55)	(16.56)	(16.42)	(16.99)	(15.18)	(14.35)	(16.13)	(15.28)	(13.13)
General and administration ($/boe)	(3.16)	(3.02)	(2.53)	(2.40)	(2.61)	(2.06)	(2.92)	(2.53)	(2.72)	(2.63)	(3.70)	(3.10)
Corporate income taxes ($/boe)	(28.73)	(17.63)	(12.17)	0.64	(0.19)	0.66	2.25	0.04	(0.02)	(0.11)	2.22	(1.55)
PRRT ($/boe)	(0.83)	(2.60)	(1.96)	(2.74)	(0.58)	(0.60)	(1.45)	(1.27)	(1.21)	(2.90)	(0.50)	(1.78)
Fund flows from operations ($/boe)	107.44	132.21	120.16	73.37	43.73	37.69	25.77	13.41	6.47	22.44	31.53	30.26

Fund flows from operations	259,840	341,626	339,286	194,505	110,654	89,403	71,934	38,498	17,193	71,526	92,160	98,955
Drilling and development	(54,575)	(25,328)	(29,359)	(27,994)	(38,856)	(20,399)	(19,122)	(20,187)	(18,404)	(29,507)	(27,339)	(26,096)
Exploration and evaluation	(3,665)	(2,503)	(26,805)	(3,277)	(1,473)	(3,851)	(6,991)	(1,568)	109	(6,271)	(3,511)	(10,756)
Free cash flow	201,600	313,795	283,122	163,234	70,325	65,153	45,821	16,743	(1,102)	35,748	61,310	62,103

	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19
Consolidated
Crude oil and condensate sales ($/bbl)	138.55	120.23	96.88	87.05	79.06	71.09	55.31	52.79	34.89	58.66	71.25	73.45
NGL sales ($/bbl)	51.86	46.94	47.26	35.55	25.43	29.39	19.20	15.04	8.94	8.92	14.63	6.14
Natural gas sales ($/mcf)	16.50	17.41	17.89	9.20	5.24	5.51	4.13	2.34	1.85	2.94	3.61	2.43
Sales ($/boe)	111.55	105.52	96.82	68.19	51.93	49.20	38.57	31.86	21.40	36.35	44.01	43.04
Royalties ($/boe)	(10.85)	(9.29)	(7.43)	(6.26)	(5.29)	(4.87)	(3.43)	(3.50)	(1.81)	(3.45)	(4.60)	(4.56)
Transportation ($/boe)	(2.62)	(2.25)	(2.41)	(2.44)	(2.78)	(2.27)	(2.08)	(1.92)	(1.81)	(1.92)	(1.76)	(2.13)
Operating ($/boe)	(14.89)	(14.61)	(14.24)	(13.21)	(12.72)	(12.86)	(13.00)	(10.21)	(11.00)	(13.41)	(12.52)	(11.55)
General and administration ($/boe)	(2.04)	(1.85)	(2.20)	(1.56)	(1.46)	(1.57)	(2.27)	(1.35)	(1.88)	(1.47)	(1.88)	(1.50)
Corporate income taxes ($/boe)	(9.03)	(5.95)	(4.07)	0.18	(0.09)	0.18	0.80	-	(0.02)	(0.06)	0.66	(0.50)
PRRT ($/boe)	(0.26)	(0.87)	(0.70)	(0.92)	(0.19)	(0.19)	(0.49)	(0.41)	(0.36)	(1.02)	(0.16)	(0.64)
Interest ($/boe)	(2.74)	(1.93)	(2.06)	(2.37)	(2.41)	(2.57)	(2.42)	(1.97)	(1.98)	(2.21)	(2.17)	(2.16)
Realized derivatives ($/boe)	(10.36)	(18.78)	(23.97)	(9.19)	(5.05)	(3.43)	0.10	0.47	6.07	5.47	2.57	4.06
Realized foreign exchange ($/boe)	(0.30)	0.10	(0.30)	0.37	(0.25)	(0.69)	0.16	(0.31)	0.44	0.94	0.23	(0.37)
Realized other ($/boe)	0.36	0.70	1.29	0.48	0.35	0.73	0.56	0.29	0.03	(0.37)	0.03	0.04
Fund flows from operations ($/boe)	58.83	50.78	40.74	33.24	22.06	21.67	16.47	12.97	9.08	18.86	24.39	23.75

Fund flows from operations	452,901	389,868	322,173	262,696	172,942	162,051	135,212	114,776	81,852	170,225	215,592	216,153
Drilling and development	(109,488)	(82,841)	(119,002)	(63,173)	(77,703)	(79,512)	(52,903)	(29,762)	(42,383)	(227,433)	(97,114)	(117,123)
Exploration and evaluation	(3,665)	(2,503)	(26,805)	(3,277)	(1,473)	(3,851)	(6,991)	(1,568)	109	(6,271)	(3,511)	(10,756)
Free cash flow	339,748	304,524	176,366	196,246	93,766	78,688	75,318	83,446	39,578	(63,479)	114,967	88,274

Vermilion Energy Inc. ■ Page 46 ■ 2022 Second Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the condensed Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Acquisitions: The sum of acquisitions from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed plus or net of acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in Supplemental Table 3 of this MD&A.

Capital expenditures: A non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows that is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to primary financial statement measures can be found below.

($M)	Q2 2022	Q2 2021	2022	2021
Drilling and development	109,488	77,703	192,329	157,215
Exploration and evaluation	3,665	1,473	6,168	5,324
Capital expenditures	113,153	79,176	198,497	162,539

Cash dividends per share: A supplementary financial measure that represents cash dividends declared per share that is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q2 2022	Q2 2021
Shares outstanding	165,222	161,893
Potential shares issuable pursuant to the VIP	5,747	7,010
Diluted shares outstanding	170,969	168,903

Fund flows from operations: A total of segments measure most directly comparable to net earnings. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to primary financial statement measures can be found below.

Vermilion Energy Inc. ■ Page 47 ■ 2022 Second Quarter Report

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	858,844	111.55	407,179	51.93	1,669,023	108.54	775,316	50.60
Royalties	(83,553)	(10.85)	(41,456)	(5.29)	(154,860)	(10.07)	(77,902)	(5.08)
Transportation	(20,153)	(2.62)	(21,834)	(2.78)	(37,422)	(2.43)	(38,855)	(2.54)
Operating	(114,617)	(14.89)	(99,737)	(12.72)	(226,800)	(14.75)	(195,978)	(12.79)
General and administration	(15,691)	(2.04)	(11,432)	(1.46)	(29,911)	(1.95)	(23,162)	(1.51)
Corporate income tax (expense) recovery	(69,501)	(9.03)	(691)	(0.09)	(115,173)	(7.49)	654	0.04
PRRT	(2,019)	(0.26)	(1,459)	(0.19)	(8,728)	(0.57)	(2,873)	(0.19)
Interest expense	(21,074)	(2.74)	(18,862)	(2.41)	(35,897)	(2.33)	(38,097)	(2.49)
Realized loss on derivatives	(79,778)	(10.36)	(39,574)	(5.05)	(224,001)	(14.57)	(65,207)	(4.26)
Realized foreign exchange (loss) gain	(2,297)	(0.30)	(1,958)	(0.25)	(1,547)	(0.10)	(7,139)	(0.47)
Realized other income	2,740	0.36	2,766	0.35	8,085	0.53	8,236	0.55
Fund flows from operations	452,901	58.82	172,942	22.04	842,769	54.81	334,993	21.86
Equity based compensation	(7,499)		(10,536)		(32,868)		(27,076)
Unrealized gain (loss) on derivative instruments (1)	168,058		(79,408)		(52,736)		(73,966)
Unrealized foreign exchange (loss) gain (1)	(32,267)		(18,298)		7,870		(44,208)
Accretion	(13,746)		(10,863)		(27,384)		(21,370)
Depletion and depreciation	(140,763)		(149,651)		(275,003)		(255,664)
Deferred tax (expense) recovery	(63,497)		(63,526)		(7,404)		(234,754)
Gain on business combinations	-		17,198		-		17,198
Impairment reversal	-		593,606		192,094		1,256,472
Unrealized other expense (1)	(566)		(190)		(763)		(387)
Net earnings	362,621		451,274		646,575		951,238
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Free cash flow: A non-GAAP financial measure comparable to cash flows from operating activities that is comprised of funds flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to primary financial statement measures can be found below.

($M)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Cash flows from operating activities	530,364	253,406	871,417	372,553
Changes in non-cash operating working capital	(81,763)	(83,785)	(39,268)	(47,904)
Asset retirement obligations settled	4,300	3,321	10,620	10,344
Fund flows from operations	452,901	172,942	842,769	334,993
Drilling and development	(109,488)	(77,703)	(192,329)	(157,215)
Exploration and evaluation	(3,665)	(1,473)	(6,168)	(5,324)
Free cash flow	339,748	93,766	644,272	172,454

Fund flows from operations per basic and diluted share: A supplementary financial measure, management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Net debt: A capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset.

Vermilion Energy Inc. ■ Page 48 ■ 2022 Second Quarter Report

Net debt to four quarter trailing fund flows from operations: A supplementary financial measure that is calculated as net debt (capital measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Adjusted working capital: A non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers, defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Jun 30, 2022	Dec 31, 2021
Current assets	530,098	472,845
Current derivative asset	(36,412)	(19,321)
Current liabilities	(958,674)	(746,813)
Current lease liability	10,602	15,032
Current derivative liability	388,992	268,973
Adjusted working capital deficit	(65,394)	(9,284)

Operating netback: A supplementary financial measure most directly comparable to net earnings that is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: A supplementary financial measure calculated as FFO by boe production. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively, most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout over FFO . The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below.

($M)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Dividends declared	9,913	-	19,680	-
Drilling and development	109,488	77,703	192,329	157,215
Exploration and evaluation	3,665	1,473	6,168	5,324
Asset retirement obligations settled	4,300	3,321	10,620	10,344
Payout	127,366	82,497	228,797	172,883
% of fund flows from operations	28%	48%	27%	52%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Jun 30, 2022	Jun 30, 2021
Net earnings	844,033	823,605
Taxes	127,529	172,462
Interest expense	70,875	75,305
EBIT	1,042,437	1,071,372
Average capital employed	5,101,088	4,436,484
Return on capital employed	20%	24%

Vermilion Energy Inc. ■ Page 49 ■ 2022 Second Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	June 30, 2022	December 31, 2021
Assets
Current
Cash and cash equivalents		675	6,028
Accounts receivable		369,402	328,584
Crude oil inventory		25,844	20,070
Derivative instruments		36,412	19,321
Prepaid expenses		97,765	98,842
Total current assets		530,098	472,845

Investment in securities	4	38,096	-
Deferred taxes		292,093	374,993
Exploration and evaluation assets	6	267,801	233,290
Capital assets	5	5,153,470	4,824,195
Total assets		6,281,558	5,905,323

Liabilities
Current
Accounts payable and accrued liabilities		422,837	440,658
Dividends payable	10	9,953	-
Derivative instruments		388,992	268,973
Income taxes payable		136,892	37,182
Total current liabilities		958,674	746,813

Derivative instruments		1,360	51,213
Long-term debt	9	1,527,217	1,651,569
Lease obligations		52,092	60,190
Asset retirement obligations	7	721,225	1,000,554
Deferred taxes		339,493	328,839
Total liabilities		3,600,061	3,839,178

Shareholders' Equity
Shareholders' capital	10	4,300,274	4,241,773
Contributed surplus		28,081	49,529
Accumulated other comprehensive (loss) income		(15,944)	28,467
Deficit		(1,630,914)	(2,253,624)
Total shareholders' equity		2,681,497	2,066,145
Total liabilities and shareholders' equity		6,281,558	5,905,323

Approved by the Board

(Signed "Robert Michaleski”)	(Signed “Lorenzo Donadeo”)

Robert Michaleski, Director	Lorenzo Donadeo, Director

Vermilion Energy Inc. ■ Page 50 ■ 2022 Second Quarter Report

Consolidated Statements of Net Earnings and Comprehensive Income

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended		Six Months Ended
	Note	Jun 30, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Revenue
Petroleum and natural gas sales		858,844	407,179	1,669,023	775,316
Royalties		(83,553)	(41,456)	(154,860)	(77,902)
Sales of purchased commodities		63,429	29,851	111,159	73,615
Petroleum and natural gas revenue		838,720	395,574	1,625,322	771,029

Expenses
Purchased commodities		63,429	29,851	111,159	73,615
Operating		114,617	99,737	226,800	195,978
Transportation		20,153	21,834	37,422	38,855
Equity based compensation		7,499	10,536	32,868	27,076
(Gain) loss on derivative instruments		(88,280)	118,982	276,737	139,173
Interest expense		21,074	18,862	35,897	38,097
General and administration		15,691	11,432	29,911	23,162
Foreign exchange loss (gain)		34,564	20,256	(6,323)	51,347
Other income		(2,174)	(2,576)	(7,322)	(7,849)
Accretion	7	13,746	10,863	27,384	21,370
Depletion and depreciation	5	140,763	149,651	275,003	255,664
Impairment reversal	5	-	(593,606)	(192,094)	(1,256,472)
Gain on business combinations	3	-	(17,198)	-	(17,198)
		341,082	(121,376)	847,442	(417,182)
Earnings before income taxes		497,638	516,950	777,880	1,188,211

Income tax expense
Deferred		63,497	63,526	7,404	234,754
Current		71,520	2,150	123,901	2,219
		135,017	65,676	131,305	236,973

Net earnings		362,621	451,274	646,575	951,238

Other comprehensive income
Currency translation adjustments		(27,800)	(12,244)	(66,619)	(45,180)
Hedge accounting reserve		1,632	1,631	3,264	3,264
Fair value adjustment on investment in securities, net of tax	4	18,944	-	18,944	-
Comprehensive income		355,397	440,661	602,164	909,322

Net earnings per share
Basic		2.20	2.79	3.96	5.94
Diluted		2.14	2.73	3.84	5.85

Weighted average shares outstanding ('000s)
Basic		164,518	161,546	163,452	160,226
Diluted		169,169	165,034	168,517	162,553

Vermilion Energy Inc. ■ Page 51 ■ 2022 Second Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended		Six Months Ended
	Note	Jun 30, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Operating
Net earnings		362,621	451,274	646,575	951,238
Adjustments:
Accretion	7	13,746	10,863	27,384	21,370
Depletion and depreciation	5	140,763	149,651	275,003	255,664
Impairment reversal	5	-	(593,606)	(192,094)	(1,256,472)
Gain on business combinations	5	-	(17,198)	-	(17,198)
Unrealized (gain) loss on derivative instruments		(168,058)	79,408	52,736	73,966
Equity based compensation		7,499	10,536	32,868	27,076
Unrealized foreign exchange loss (gain)		32,267	18,298	(7,870)	44,208
Unrealized other expense		566	190	763	387
Deferred tax expense		63,497	63,526	7,404	234,754
Asset retirement obligations settled	7	(4,300)	(3,321)	(10,620)	(10,344)
Changes in non-cash operating working capital		81,763	83,785	39,268	47,904
Cash flows from operating activities		530,364	253,406	871,417	372,553

Investing
Drilling and development	5	(109,488)	(77,703)	(192,329)	(157,215)
Exploration and evaluation	6	(3,665)	(1,473)	(6,168)	(5,324)
Acquisitions, net of cash acquired	3, 5	(497,800)	(12,196)	(504,512)	(12,589)
Acquisition of securities	4	(18,301)	-	(18,301)	-
Changes in non-cash investing working capital		16,620	(5,866)	(1,654)	3,231
Cash flows used in investing activities		(612,634)	(97,238)	(722,964)	(171,897)

Financing
Repayments on the revolving credit facility	9	(406,491)	(154,037)	(633,100)	(195,491)
Issuance of senior unsecured notes	9	499,037	-	499,037	-
Payments on lease obligations		(4,310)	(5,815)	(9,081)	(11,567)
Cash dividends		(9,727)	-	(9,727)	-
Cash flows from (used in) financing activities		78,509	(159,852)	(152,871)	(207,058)
Foreign exchange (loss) gain on cash held in foreign currencies		(108)	81	(935)	(502)

Net change in cash and cash equivalents		(3,869)	(3,603)	(5,353)	(6,904)
Cash and cash equivalents, beginning of period		4,544	3,603	6,028	6,904
Cash and cash equivalents, end of period		675	-	675	-

Supplementary information for cash flows from operating activities
Interest paid		10,684	12,989	30,025	36,926
Income taxes paid (refunded)		29,450	(4,397)	24,191	(6,734)

Vermilion Energy Inc. ■ Page 52 ■ 2022 Second Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Six Months Ended
	Note	Jun 30, 2022	Jun 30, 2021
Shareholders' capital	10
Balance, beginning of period		4,241,773	4,181,160
Vesting of equity based awards		41,193	44,852
Equity based compensation		13,123	7,693
Share-settled dividends on vested equity based awards		4,185	1,920
Balance, end of period		4,300,274	4,235,625
Contributed surplus	10
Balance, beginning of period		49,529	66,250
Equity based compensation		19,745	19,383
Vesting of equity based awards		(41,193)	(44,852)
Balance, end of period		28,081	40,781
Accumulated other comprehensive income
Balance, beginning of period		28,467	77,986
Currency translation adjustments		(66,619)	(45,180)
Hedge accounting reserve		3,264	3,264
Fair value adjustment on investment in securities, net of tax	4	18,944	-
Balance, end of period		(15,944)	36,070
Deficit
Balance, beginning of period		(2,253,624)	(3,399,994)
Net earnings		646,575	951,238
Dividends declared		(19,680)	-
Share-settled dividends on vested equity based awards		(4,185)	(1,920)
Balance, end of period		(1,630,914)	(2,450,676)

Total shareholders' equity		2,681,497	1,861,800

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs. For the six months ended June 30, 2022, accumulated losses of $2.5 million and $0.8 million were recognized in the consolidated statement of net earnings on the cash flow hedges and net investment hedges, respectively, and will be recognized in net earnings through 2025 when the senior unsecured notes mature.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc. ■ Page 53 ■ 2022 Second Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2022 and 2021 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2021.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2021, which are contained within Vermilion’s Annual Report for the year ended December 31, 2021 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on

August 11, 2022.

Vermilion Energy Inc. ■ Page 54 ■ 2022 Second Quarter Report

2. Segmented information

	Three Months Ended June 30, 2022
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	30,849	24,064	11,911	865	3,170	656	37,825	148	109,488
Exploration and evaluation	-	-	2	504	404	-	-	2,755	3,665

Crude oil and condensate sales	267,414	36,637	103,798	610	15,056	-	36,966	-	460,481
NGL sales	33,579	4,709	-	-	-	-	-	-	38,288
Natural gas sales	93,611	4,146	-	124,711	81,823	53,277	-	2,507	360,075
Sales of purchased commodities	-	-	-	-	-	-	-	63,429	63,429
Royalties	(54,090)	(11,985)	(11,933)	-	(5,073)	-	-	(472)	(83,553)
Revenue from external customers	340,514	33,507	91,865	125,321	91,806	53,277	36,966	65,464	838,720
Purchased commodities	-	-	-	-	-	-	-	(63,429)	(63,429)
Transportation	(11,177)	(163)	(5,868)	-	(2,007)	(938)	-	-	(20,153)
Operating	(55,583)	(5,559)	(15,459)	(11,004)	(10,750)	(3,325)	(12,498)	(439)	(114,617)
General and administration	(8,441)	(845)	(3,709)	(871)	(1,437)	595	(1,058)	75	(15,691)
PRRT	-	-	-	-	-	-	(2,019)	-	(2,019)
Corporate income taxes	-	-	(9,488)	(51,948)	(7,924)	-	(115)	(26)	(69,501)
Interest expense	-	-	-	-	-	-	-	(21,074)	(21,074)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(79,778)	(79,778)
Realized foreign exchange loss	-	-	-	-	-	-	-	(2,297)	(2,297)
Realized other income	-	-	-	-	-	-	-	2,740	2,740
Fund flows from operations	265,313	26,940	57,341	61,498	69,688	49,609	21,276	(98,764)	452,901

	Three Months Ended June 30, 2021
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	20,210	18,637	8,896	7,739	3,121	172	13,118	5,810	77,703
Exploration and evaluation	-	-	17	(56)	486	-	-	1,026	1,473

Crude oil and condensate sales	153,331	13,582	68,108	592	7,741	23	31,256	-	274,633
NGL sales	17,380	2,740	-	-	-	-	-	-	20,120
Natural gas sales	36,137	1,439	-	31,963	12,533	30,165	-	189	112,426
Sales of purchased commodities	-	-	-	-	-	-	-	29,851	29,851
Royalties	(27,001)	(4,754)	(9,167)	(128)	(367)	-	-	(39)	(41,456)
Revenue from external customers	179,847	13,007	58,941	32,427	19,907	30,188	31,256	30,001	395,574
Purchased commodities	-	-	-	-	-	-	-	(29,851)	(29,851)
Transportation	(9,868)	(216)	(9,118)	-	(1,554)	(1,078)	-	-	(21,834)
Operating	(54,441)	(3,389)	(12,591)	(7,895)	(6,807)	(4,157)	(10,408)	(49)	(99,737)
General and administration	(5,953)	(725)	(3,216)	(110)	(1,459)	(25)	(754)	810	(11,432)
PRRT	-	-	-	-	-	-	(1,459)	-	(1,459)
Corporate income taxes	-	-	(1)	(2,362)	-	-	1,871	(199)	(691)
Interest expense	-	-	-	-	-	-	-	(18,862)	(18,862)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(39,574)	(39,574)
Realized foreign exchange loss	-	-	-	-	-	-	-	(1,958)	(1,958)
Realized other income	-	-	-	-	-	-	-	2,766	2,766
Fund flows from operations	109,585	8,677	34,015	22,060	10,087	24,928	20,506	(56,916)	172,942

Vermilion Energy Inc. ■ Page 55 ■ 2022 Second Quarter Report

	Six Months Ended June 30, 2022
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	3,619,143	576,373	690,237	134,882	349,036	441,003	218,232	252,652	6,281,558
Drilling and development	80,377	32,049	18,922	2,217	12,138	972	45,352	302	192,329
Exploration and evaluation	-	-	2	(344)	596	-	-	5,914	6,168

Crude oil and condensate sales	476,498	63,914	196,696	1,203	27,176	-	86,547	-	852,034
NGL sales	64,412	9,114	-	-	-	-	-	-	73,526
Natural gas sales	154,559	7,192	-	256,690	164,261	157,306	-	3,455	743,463
Sales of purchased commodities	-	-	-	-	-	-	-	111,159	111,159
Royalties	(102,339)	(20,999)	(20,657)	-	(10,116)	-	-	(749)	(154,860)
Revenue from external customers	593,130	59,221	176,039	257,893	181,321	157,306	86,547	113,865	1,625,322
Purchased commodities	-	-	-	-	-	-	-	(111,159)	(111,159)
Transportation	(20,631)	(450)	(10,634)	-	(3,788)	(1,919)	-	-	(37,422)
Operating	(111,349)	(10,645)	(30,489)	(21,474)	(19,043)	(7,178)	(25,838)	(784)	(226,800)
General and administration	(15,263)	(2,430)	(7,574)	(1,675)	(2,591)	367	(1,901)	1,156	(29,911)
PRRT	-	-	-	-	-	-	(8,728)	-	(8,728)
Corporate income taxes	-	-	(16,691)	(87,214)	(10,908)	-	(215)	(145)	(115,173)
Interest expense	-	-	-	-	-	-	-	(35,897)	(35,897)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(224,001)	(224,001)
Realized foreign exchange loss	-	-	-	-	-	-	-	(1,547)	(1,547)
Realized other income	-	-	-	-	-	-	-	8,085	8,085
Fund flows from operations	445,887	45,696	110,651	147,530	144,991	148,576	49,865	(250,427)	842,769

	Six Months Ended June 30, 2021
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	2,960,746	437,789	721,502	210,058	327,047	395,083	232,349	122,899	5,407,473
Drilling and development	74,531	23,429	15,770	11,872	5,421	238	19,957	5,997	157,215
Exploration and evaluation	-	-	22	(56)	685	-	-	4,673	5,324

Crude oil and condensate sales	285,833	28,156	119,637	920	12,176	23	58,638	-	505,383
NGL sales	35,456	6,018	-	-	-	-	-	-	41,474
Natural gas sales	81,367	7,913	-	60,186	21,193	57,233	-	567	228,459
Sales of purchased commodities	-	-	-	-	-	-	-	73,615	73,615
Royalties	(48,775)	(11,060)	(16,403)	(225)	(1,322)	-	-	(117)	(77,902)
Revenue from external customers	353,881	31,027	103,234	60,881	32,047	57,256	58,638	74,065	771,029
Purchased commodities	-	-	-	-	-	-	-	(73,615)	(73,615)
Transportation	(20,104)	(464)	(13,523)	-	(2,575)	(2,189)	-	-	(38,855)
Operating	(107,607)	(7,504)	(24,382)	(15,306)	(13,109)	(7,814)	(20,146)	(110)	(195,978)
General and administration	(10,412)	(1,623)	(5,630)	(377)	(2,581)	687	(1,479)	(1,747)	(23,162)
PRRT	-	-	-	-	-	-	(2,873)	-	(2,873)
Corporate income taxes	-	-	(1)	(2,362)	-	-	3,430	(413)	654
Interest expense	-	-	-	-	-	-	-	(38,097)	(38,097)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(65,207)	(65,207)
Realized foreign exchange loss	-	-	-	-	-	-	-	(7,139)	(7,139)
Realized other income	-	-	-	-	-	-	-	8,236	8,236
Fund flows from operations	215,758	21,436	59,698	42,836	13,782	47,940	37,570	(104,027)	334,993

Vermilion Energy Inc. ■ Page 56 ■ 2022 Second Quarter Report

Reconciliation of fund flows from operations to net earnings:

	Three Months Ended		Six Months Ended
	Jun 30, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Fund flows from operations	452,901	172,942	842,769	334,993
Equity based compensation	(7,499)	(10,536)	(32,868)	(27,076)
Unrealized gain (loss) on derivative instruments	168,058	(79,408)	(52,736)	(73,966)
Unrealized foreign exchange (loss) gain	(32,267)	(18,298)	7,870	(44,208)
Accretion	(13,746)	(10,863)	(27,384)	(21,370)
Depletion and depreciation	(140,763)	(149,651)	(275,003)	(255,664)
Deferred tax expense	(63,497)	(63,526)	(7,404)	(234,754)
Gain on business combinations	-	17,198	-	17,198
Impairment reversal	-	593,606	192,094	1,256,472
Unrealized other expense	(566)	(190)	(763)	(387)
Net earnings	362,621	451,274	646,575	951,238

3. Business combinations

Leucrotta Exploration Inc.

On May 31, 2022, Vermilion closed the acquisition of all outstanding common shares of Leucrotta Exploration Inc. (“Leucrotta”), a Canadian publicly listed, Montney-focused oil and natural gas exploration and development company. The primary asset acquired is the Mica property, comprised of 81,000 gross (77,000 net) contiguous acres of Montney mineral rights in the Peace River Arch straddling the Alberta and British Columbia borders.

Prior to May 31, 2022, Vermilion controlled 7,536,800 common shares of Leucrotta. On May 31, 2022, Vermilion transferred consideration and assumed ownership of all remaining outstanding common shares of Leucrotta. The acquisition was funded through Vermilion’s revolving credit facility.

The total consideration and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below:

Consideration
Cash consideration paid	486,488
Fair value of previously held equity interest	13,039
Total consideration	499,527

Allocation of consideration
Cash acquired	2,659
Capital assets	559,094
Exploration and evaluation assets	43,227
Deferred tax liabilities	(97,891)
Asset retirement obligations	(1,440)
Derivative liability	(339)
Acquired working capital deficiency	(5,783)
Net assets acquired	499,527

The results of operations from the assets acquired and liabilities assumed have been included in Vermilion’s consolidated financial statements beginning May 31, 2022 and have contributed revenues of $7.1 million and net earnings of $2.4 million. Had the acquisition occurred on January 1, 2022, consolidated revenues would have been $1,654.8 million and consolidated net earnings would have been $655.5 million for the six months ended June 30, 2022.

Vermilion Energy Inc. ■ Page 57 ■ 2022 Second Quarter Report

4. Investment in securities

Concurrent with the closing of the purchase of Leucrotta, Vermilion acquired shares of Coelacanth Energy Inc. ("Coelacanth") via private placement. Vermilion has made an optional election to subsequently measure the investment at fair value through other comprehensive income. The investment is classified as a level 1 instrument on the fair value hierarchy and therefore uses observable inputs when making fair value adjustments.

The total consideration paid and the fair value of the investment acquired are detailed in the table below:

Amount
Balance at January 1	-
Acquisition of securities	18,301
Fair value adjustment	19,795
Balance at June 30	38,096

5. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2022
Balance at January 1	4,824,195
Acquisitions	566,738
Additions	192,329
Increase in right-of-use assets	(2,321)
Impairment reversal	192,094
Depletion and depreciation	(269,073)
Changes in asset retirement obligations	(254,716)
Foreign exchange	(95,776)
Balance at June 30	5,153,470

In the first quarter of 2022, indicators of impairment reversal were present in our Canada - Saskatchewan and France - Neocomian cash generating units ("CGUs") due to an increase and stabilization in forecast oil prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and $144.4 million (net of $47.7 million deferred income tax expense) of impairment reversal was recorded. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031 (2)
Brent Crude ($ US/bbl) (1)	100.50	89.50	79.64	81.23	82.86	84.51	86.21	87.94	89.69	91.48
WTI Crude ($ US/bbl) (1)	95.00	85.00	75.64	77.15	78.70	80.27	81.88	83.52	85.19	86.89
Exchange rate (CAD/USD)	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80

(1) The forecast benchmark prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations when determining recoverable amounts.

(2) In 2032 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2032 and beyond there is no escalation of exchange rates.

Vermilion Energy Inc. ■ Page 58 ■ 2022 Second Quarter Report

The following are the results of tests completed, recoverable amounts, and sensitivity impacts which would decrease impairment reversals taken:

Operating Segment	CGU	Impairment Reversal (1)	Recoverable Amount	1% increase in discount rate	5% decrease in pricing
Canada	Saskatchewan	159,985	2,150,936	-	-
France	Neocomian	32,109	166,818	-	-
Total		192,094	2,317,754	-	-

(1) Impairment reversals are subject to the lower of the recoverable amount and the carrying value, which includes depletion and depreciation of the CGU had no impairment charges been previously taken.

6. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

	2022	2021
Balance at January 1	233,290	254,094
Acquisitions	43,227	-
Additions	6,168	35,406
Changes in asset retirement obligations	(7)	110
Transfers to capital assets	-	(11,495)
Depreciation	(7,349)	(35,549)
Foreign exchange	(7,528)	(9,276)
Balance at June 30	267,801	233,290

7. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2022
Balance at January 1	1,000,554
Additional obligations recognized	3,033
Obligations settled	(10,620)
Accretion	27,384
Changes in discount rates	(256,316)
Foreign exchange	(42,810)
Balance at June 30	721,225

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 5.7% as at June 30, 2022 (December 31, 2021 - 4.9%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Jun 30, 2022	Dec 31, 2021
Canada	3.2%	1.8%
United States	3.3%	1.9%
France	2.4%	0.8%
Netherlands	1.3%	(0.3) %
Germany	1.6%	0.1%
Ireland	2.2%	0.5%
Australia	3.8%	1.9%

Vermilion Energy Inc. ■ Page 59 ■ 2022 Second Quarter Report

8. Capital disclosures

Vermilion defines capital as net debt (long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities)) and shareholders’ capital. In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Jun 30, 2022	Dec 31, 2021
Long-term debt	1,527,217	1,651,569
Adjusted working capital deficit (1)	65,394	9,284
Unrealized FX on swapped USD borrowings	(3,943)	(16,067)
Net debt	1,588,668	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	1.1	1.8

(1) Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities)

9. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Jun 30, 2022	Dec 31, 2021
Revolving credit facility	639,927	1,273,755
2025 senior unsecured notes	384,413	377,814
2030 senior unsecured notes	502,877	-
Long-term debt	1,527,217	1,651,569

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the 2025 senior unsecured notes as at June 30, 2022 was $366.8 million (December 31, 2021 - $387.0 million). The fair value of the 2030 senior unsecured notes as at June 30, 2022 was $463.3 million (December 31, 2021 - nil).

The following table reconciles the change in Vermilion’s long-term debt:

2022
Balance at January 1	1,651,569
Repayments on the revolving credit facility	(633,100)
Issuance of 2030 senior unsecured notes	499,037
Amortization of transaction costs	763
Foreign exchange	8,948
Balance at June 30	1,527,217

Revolving credit facility

As at June 30, 2022, Vermilion had in place a bank revolving credit facility maturing May 29, 2026 with the following terms:

	As at
	Jun 30, 2022	Dec 31, 2021
Total facility amount	1,600,000	2,100,000
Amount drawn	(639,927)	(1,273,755)
Letters of credit outstanding	(8,184)	(11,035)
Unutilized capacity	951,889	815,210

Vermilion Energy Inc. ■ Page 60 ■ 2022 Second Quarter Report

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. On April 26, 2022, contemporaneous with the issuance of the 2030 senior unsecured notes and at Vermilion's election, the maturity date of the facility was extended to May 29, 2026 (previously May 31, 2024) and the total facility amount was reduced to $1.6 billion (previously $2.1 billion).

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at June 30, 2022, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Jun 30, 2022	Dec 31, 2021
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.93	1.61
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.39	1.24
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	24.50	14.78

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of June 30, 2022, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at June 30, 2022 and December 31, 2021, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2022	101.406%
2023 and thereafter	100.000%

Vermilion Energy Inc. ■ Page 61 ■ 2022 Second Quarter Report

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is to be paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

10. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2022
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	162,261	4,241,773
Vesting of equity based awards	2,270	41,193
Shares issued for equity based compensation	526	13,123
Share-settled dividends on vested equity based awards	165	4,185
Balance at June 30	165,222	4,300,274

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared to shareholders for the six months ended June 30, 2022 were $19.7 million or $0.06 per common share (2021 - nil).

On July 4, 2022, the Toronto Stock Exchange approved our notice of intention to commence a normal course issuer bid ("the NCIB"). The NCIB allows Vermilion to purchase up to 16,076,666 common shares (representing approximately 10% of outstanding common shares) beginning July 6, 2022 and ending July 5, 2023. Common shares purchased under the NCIB will be cancelled.

Subsequent to the end of the second quarter of 2022, Vermilion purchased 1.25 million common shares under the NCIB for total consideration of $35.0 million. The common shares purchased under the NCIB were cancelled.

Vermilion Energy Inc. ■ Page 62 ■ 2022 Second Quarter Report

11. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Jun 30, 2022
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	4,819
$0.01 decrease in strength of the Canadian dollar against the Euro	(4,819)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	5,777
$0.01 decrease in strength of the Canadian dollar against the US $	(5,777)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(9,633)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	9,633

Commodity price risk - European natural gas
#eu#0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(7,985)
#eu#0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	7,965

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)

Vermilion Energy Inc. ■ Page 63 ■ 2022 Second Quarter Report

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

James J. Kleckner Jr. [8,10]

Edwards, Colorado

Carin Knickel [5,8,12]

Golden, Colorado

Stephen P. Larke [4,6,11]

Calgary, Alberta

Timothy R. Marchant [7,10,12]

Calgary, Alberta

Robert Michaleski [4,6]

Calgary, Alberta

William Roby [8,9,12]

Katy, Texas

Manjit Sharma [3,6]

Toronto, Ontario

Myron Stadnyk [8,10]

Calgary, Alberta

Judy Steele [4,6,12]

Halifax, Nova Scotia

[1] Executive Chairman

[2] Lead Director (Independent)

[3] Audit Committee Chair (Independent)

[4] Audit Committee Member

[5] Governance and Human Resources Committee Chair __(Independent)

[6] Governance and Human Resources Committee Member

[7] Health, Safety and Environment Committee Chair __(Independent)

[8] Health, Safety and Environment Committee Member

[9] Independent Reserves Committee Chair (Independent)

[10] Independent Reserves Committee Member

[11] Sustainability Committee Chair (Independent)

[12] Sustainability Committee Member

OFFICERS / CORPORATE SECRETARY

Lorenzo Donadeo *

Executive Chairman

Dion Hatcher *

President

Lars Glemser *

Vice President & Chief Financial Officer

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin *

Vice President International & HSE

Bryce Kremnica *

Vice President North America

Geoff MacDonald

Vice President Geosciences

Kyle Preston

Vice President Investor Relations

Averyl Schraven

Vice President People and Culture

Jenson Tan *

Vice President Business Development

Gerard Schut *

Vice President European Operations

Robert (Bob) J. Engbloom

Corporate Secretary

* Executive Committee

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Alberta Treasury Branches

Bank of America N.A., Canada Branch

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

La Caisse Centrale Desjardins du Québec

Citibank N.A., Canadian Branch - Citibank Canada

Canadian Western Bank

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 64 ■ 2022 Second Quarter Report